
11006949



Argan, Inc.
2011



One Church Street
Suite 201
Rockville, MD 20850
301-315-0027
fax 301-315-0064
www.arganinc.com

May 12, 2011

Dear Fellow Shareholders:

I am pleased to be able to tell you that during fiscal year 2011 we were able to meet the challenges of a difficult economic environment with increased earnings. Our net income increased 10.4% to $7.8 million and our EBITDA from continuing operations grew 29% to $18.1 million on net revenues of $182.6 million. This compares with 2010 results of $7 million in net income and $14 million of EBITDA from continuing operations on $218.3 million of net revenues.

A major contributing factor to our success was the completion by Gemma Power Systems (GPS) of the 640 MW natural gas fired combined cycle power plant in Colusa, California. The power plant was built for Pacific Gas & Electric. In addition, a GPS subsidiary, Gemma Renewable Power, completed the design, engineering and construction of a 90 MW wind energy project including sixty wind turbines in Kittitas County, Washington. GPS also completed a substantial portion of a 200 MW gas fired peaking facility in Middletown, Connecticut.

During fiscal year 2011, we faced the multiple challenges of the national decline in demand for electricity due to reduced economic activity as well as the uncertainty over the government's direction on taxation and energy policy. The sluggish economy and the lack of direction from the Federal government made it very difficult for our customers to commit to multi-year projects. Without clear guidelines, our customers delayed decision making and postponed projects.

Looking ahead to fiscal year 2012, we are very concerned about the pressures we are seeing on power plant construction profit margins. On a number of occasions, we have declined to accept the risk of contracts with the profit margins too narrow to assume traditional embedded construction risks. Especially when we are considering fixed price multi-year contracts with liquidating damages, we will only take what we consider are prudent business risks. We refuse to allocate GPS resources to unprofitable multi-year contracts because we are optimistic that with the rebound in economic activity in the next twelve months, the power construction sector will become more active. We are seeing a more robust bidding environment both in gas fired power plants as well as renewables. Gemma's backlog as of January 31, 2011 was $291 million. The backlog has remained relatively constant to backlog of $300 million at January 31, 2010 because GPS has been able to replenish backlog with a wind project in Henry County, Illinois, and with an updated 800 MW peaking plant construction contract in Southern California.

Argan expects that fiscal year 2012 results will be less robust than fiscal year 2011. The first six months of the year will be especially soft as we wrap up the project in Middletown, Connecticut. We expect to resume full construction efforts at the Henry County, Illinois, wind farm as the seasonal period for construction resumes in the second quarter. We anticipate that the second half of the fiscal year will enjoy a higher level of activity depending upon the timing of full construction operations commencing on the 800 MW peaking plant project in Southern California.

In early fiscal year 2012, we were able to extricate ourselves from a bad investment in Vitarich Laboratories (VLI). VLI sold substantially all of its assets to NBTY, Florida. Without the distraction of VLI, we will be able to fully focus on growing our power industry business both organically and possibly through strategic acquisitions. We continue to build a conservative balance sheet with in excess of $84 million in cash and no debt.

During fiscal year 2012, Argan will be opportunistic in seeking potential contracts in the diverse power generation sector. We are confident that we can use our versatile capabilities in successfully constructing traditional power plants as well as renewable energy projects.

I would like to thank all of our shareholders and employees for your support.

Sincerely,



Rainer Bosselmann

Chairman and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended January 31, 2011

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission File Number 001-31756



SEC Mail
Processing
RECEIVED
MAY 10 2011
WASH, D.C.
200
SECTION



Argan, Inc.

ARGAN, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	13-1947195
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
One Church Street, Suite 201, Rockville, Maryland	20850
(Address of Principal Executive Offices)	(Zip Code)

(301) 315-0027
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.15 par value	NYSE Amex

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
[ ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [ ]   Smaller reporting company [X]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $19,222,441 on July 31, 2010 (the last business day of the Registrant's second fiscal quarter), based upon the closing price on the NYSE Amex stock exchange as reported for that date. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common shares have been excluded because such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of common stock outstanding as of April 1, 2011: 13,601,994 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2011 Annual Meeting of Stockholders to be held on June 21, 2011 are incorporated by reference in Part III.

ARGAN, INC. AND SUBSIDIARIES
2011 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

Argan, Inc. ("Argan") conducts operations through its wholly-owned subsidiaries, Gemma Power Systems, LLC and affiliates ("GPS") that were acquired in December 2006 and Southern Maryland Cable, Inc. ("SMC") that was acquired in July 2003 (together referred to as the "Company," "we," "us," or "our"). Through GPS, we provide a full range of development, consulting, engineering, procurement, construction, commissioning, operations and maintenance services to the power generation and renewable energy markets for a wide range of customers including public utilities, independent power project owners, municipalities, public institutions and private industry. Through SMC, we provide telecommunications infrastructure services including project management, construction and maintenance to the federal government, telecommunications and broadband service providers as well as electric utilities. Each of the wholly-owned subsidiaries represents a separate reportable segment - power industry services and telecommunications infrastructure services, respectively. The net revenues of GPS represented approximately 96%, of our consolidated net revenues from continuing operations for the fiscal year ended January 31, 2011. Financial information about our business segments is included in Note 18 to the accompanying consolidated financial statements.

Discontinued Operations

In December 2010, the Board of Directors of Argan approved management's plan to dispose of the operations of the nutritional products line of business conducted by its wholly-owned subsidiary, Vitarich Laboratories, Inc. ("VLI"). Since 2006, VLI incurred operating results that were consistently below expected results. The loss of certain major customers and the reduction in the amounts of orders received from other large customers caused net revenues to decline and this business segment to report operating losses. We reported an operating loss for VLI of approximately $2.9 million for the nine months ended October 31, 2010. We reported operating losses for VLI of approximately $2.2 million, $6.9 million and $8.9 million for the fiscal years ended January 31, 2010, 2009 and 2008, respectively, including impairment losses related to the indefinite-lived and long-lived assets of approximately $2.0 million and $6.8 million for the fiscal years ended January 31, 2009 and 2008, respectively.

On March 11, 2011, we completed the sale of substantially all of the assets of VLI to an unrelated company. The asset sale was consummated for an aggregate cash purchase price of up to $3,100,000 and the assumption by the purchaser of certain trade payables, accrued expenses and remaining obligations under VLI's facility leases. Of the cash purchase price, $800,000 was paid at closing and the remaining $2,300,000 was placed into escrow. VLI will be paid from the escrow amount (i) the cost of all closing inventory sold, used or consumed within nine months of the closing, and (ii) the amounts of all accounts receivable of VLI that are collected by September 30, 2011. After September 30, 2011, all uncollected accounts receivable will be returned to VLI. At the end of nine months of the closing, all money still held in the escrow account will be returned to the purchaser.

The assets and liabilities of VLI are classified as held for sale and the financial results of VLI have been presented as discontinued operations in the accompanying consolidated financial statements.

Holding Company Structure

Argan was organized as a Delaware corporation in May 1961. We intend to make additional acquisitions and/or investments by identifying companies with significant potential for profitable growth. We may have more than one industrial focus. We expect that companies acquired in each of these industrial groups will be held in separate subsidiaries that will be operated in a manner that best provides cash flows for the Company and value for our stockholders. Argan is a holding company with no operations other than its continuing investments in GPS and SMC. At January 31, 2011, there were no restrictions with respect to inter-company payments to Argan by GPS, SMC or VLI.

Acquisition of Gemma Power Systems, LLC and its Affiliates

We acquired GPS on December 8, 2006. The results of operations of GPS have been included in our consolidated financial statements since the date of the acquisition. The acquisition purchase price was $33.1 million, consisting of $12.9 million in cash and $20.2 million from the issuance of approximately 3,667,000 shares of our common stock. The purchase price was funded, in part, by an $8.0 million, secured, 4-year term loan. In addition, we raised $10.7 million through the private offering of approximately 2,853,000 shares of our common stock at a purchase price of $3.75 per share as discussed below. Pursuant to the acquisition agreement, $12.0 million in cash was deposited into an escrow account. Of this amount, $10.0 million secured a letter of credit supporting the issuance of bonding. Over the past two years, the escrowed amounts have been released to us as the bonding company reduced, and then eliminated, its security requirements. Pursuant to the terms of the acquisition agreement, payment of the remaining escrowed amount of $2.0 million was subsequently made to the former owners of GPS based on the financial performance of GPS for the twelve months ended December 31, 2007.

Financing Arrangements

We have financing arrangements with Bank of America (the "Bank"). The financing arrangements, as amended, provide a revolving loan with a maximum borrowing amount of $4.25 million that is available until May 31, 2011, with interest at LIBOR plus 2.25%. There were no borrowed amounts outstanding under the revolving loan arrangement as of January 31, 2011. We may obtain standby letters of credit from the Bank in the ordinary course of business not to exceed $10.0 million. We expect that we will succeed in obtaining a renewal of the revolving loan at the expiration of the current term.

The amended financing arrangements also covered term loans in the amounts of $8.0 million and $1.5 million, with interest at LIBOR plus 3.25%, that were repaid during the years ended January 31, 2011 and 2010, respectively. We used the funds borrowed from the Bank in the acquisition of GPS and for the retirement of certain debt assumed in connection with the acquisition of VLI.

The Bank requires that the Company comply with certain financial covenants at its fiscal year-end and at each of its fiscal quarter-ends (using a rolling 12-month period) including covenants that (1) the ratio of total funded debt to EBITDA not exceed 2 to 1, (2) the fixed charge coverage ratio be not less than 1.25 to 1, and (3) the ratio of senior funded debt to EBITDA not exceed 1.50 to 1. The Bank's consent is required for acquisitions and divestitures. We have pledged the majority of the Company's assets to secure the financing arrangements. The amended financing arrangements contain an acceleration clause which allows the Bank to declare outstanding borrowed amounts due and payable if it determines in good faith that a material adverse change has occurred in the financial condition of the Company or any of its subsidiaries. We believe that the Company will continue to comply with its financial covenants under the financing arrangements. If the Company's performance does not result in compliance with any of its financial covenants, or if the Bank seeks to exercise its rights under the acceleration clause referred to above, we would seek to modify the financing arrangements. However, there can be no assurance that the Bank would not exercise its rights and remedies under the financing arrangements including accelerating the payment of all outstanding senior debt. At January 31, 2011, the Company was in compliance with the financial covenants of its amended financing arrangements.

Power Industry Services

The extensive design, construction, start-up and operating experience of our power industry services business has grown with the completion of projects for more than 70 facilities representing nearly 10,000 megawatts ("MW") of power-generating capacity. Power projects have included combined-cycle cogeneration facilities, electricity peaking plants, boiler plant construction and renovation efforts, and utility system maintenance. We have also broadened our experience into the growing renewable energy industry by providing engineering, procurement and construction services to the owners of wind plants and other alternative power energy facilities. The durations of our construction projects may extend to three years. During the past two years, we completed construction of a natural gas-fired power plant in California, two biodiesel production plants in Texas and wind-energy farms in Washington and Illinois. The net revenues of GPS, which represent our power industry services business segment, were $174.9 million for the fiscal year ended January 31, 2011, or approximately 96% of our consolidated net revenues from continuing operations for the year.

GPS has signed an engineering, procurement and construction agreement with Competitive Power Ventures, Inc. ("CPV") and received a limited notice to proceed on the design and preconstruction planning for the Sentinel Power Project. This project, currently valued in excess of $220 million, consists of eight simple cycle gas-fired peaking plants with a total power rating of 800 megawatts to be located in Southern California. The project is currently expected to be completed during the fiscal year ending January 31, 2013. We understand that CPV recently completed the negotiation of a power supply agreement with Southern California Edison.

We anticipate sustained demand for engineering and construction services related to the development of new gas-fired power plants because these facilities are more efficient and produce fewer emissions than coal-fired power plants. In addition, climate change and foreign oil dependency concerns are driving an increase in renewable energy legislation, government incentives and commercialization. Certain states in the U.S. are requiring that upwards of 20% of future energy be produced from renewable energy sources in efforts to reduce carbon dioxide emissions that are blamed, in part, for global warming. Very large corporations as well as venture capital and other investment firms have directed funds to the renewable energy sector.

In June 2008, GPS entered into a business partnership with a wind-energy project development firm for the design and construction of wind-energy farms located in the United States and Canada. The business partners each owned 50% of the new company, Gemma Renewable Power, LLC ("GRP"). In December 2009, GPS acquired the other 50% ownership interest from its former partner and GRP became a wholly-owned subsidiary of the Company. GRP provides engineering, procurement and construction services for new wind farms generating electrical power, including the design and construction of roads, foundations, and electrical collection systems, as well as the erection of towers, turbines and blades. During the year ended January 31, 2010, GRP completed a wind-farm expansion project in Illinois with a contract value of approximately $47 million and was awarded a contract for the design, engineering and construction of a 90 megawatt wind energy project in Kittitas County, Washington, including the installation of sixty (60) wind turbines with a value of approximately $33 million. The latter project was completed during the fiscal year ended January 31, 2011. In November 2010, we announced that GRP had a signed a contract valued in the amount of approximately $51 million with a subsidiary of the wind-energy development firm referenced above for the construction of a wind energy farm in Henry County, Illinois. This project, covering the installation of up to 134 wind turbines, is anticipated to be completed in the first quarter of 2012. GRP will provide design services and construction of roads, foundations, and electrical collection systems in addition to erecting towers, turbines, and blades.

During the year ended January 31, 2011, we signed a construction and start-up services contract, now valued at approximately $56 million, for the construction of a 200 megawatt peaking power plant in Connecticut and received the related full notice-to-proceed. The completion of the project, which includes the installation of four gas turbines with ancillary equipment and systems, is expected to occur during the second quarter of fiscal year 2012.

Materials

In connection with the engineering and construction of traditional power energy systems, biodiesel plants, ethanol production facilities and other power energy systems, we procure materials on behalf of our customers. We are not dependent upon any one source for materials that we use to complete a particular project, and we are not currently experiencing difficulties in procuring the necessary materials for our contracted projects. However, we cannot guarantee that in the future there will not be unscheduled delays in the delivery of ordered materials and equipment.

Competition

GPS competes with numerous large and well capitalized private and public firms in the construction and engineering services industry. These competitors include SNC-Lavalin Group, Inc., a diversified Canadian construction and engineering firm with over 23,000 employees generating over $6.1 billion in annual revenues; CH2M HILL Companies, Ltd., a worldwide professional engineering services firm with approximately 23,000 employees and with annual revenues of approximately $5.4 billion; Foster Wheeler AG, an international provider of engineering and construction services and steam generation products with over 12,000 employees and with annual revenues exceeding $4.0 billion; Shaw Group Inc., a diversified firm with approximately 27,000 employees providing consulting, engineering, construction and facilities management services and with annual revenues of approximately $7.0 billion; and Fluor Corporation, an international engineering, procurement, construction and maintenance company with over 39,000 employees and approximately $20.8 billion in annual revenues. Other large competitors in this industry include Fagan Inc., Granite Construction Incorporated and business units of URS Corporation and EMCOR Group, Inc. GPS also may compete with regional construction services companies in the markets where projects are located.

In order to compete with these firms, we intend to emphasize our expertise in the alternative fuel industry as well as our proven track record developing facilities and services for traditional power energy systems. Our extensive experience includes the completion of gas and oil-fired combined cycle plants, wood/coal-fired plants, waste-to-energy plants, wind plants and biomass process facilities, all performed on an engineering, procurement, and construction ("EPC") basis. GPS provides a full range of development, consulting, engineering, procurement, construction, commissioning and maintenance services to project owners. We are able to react quickly to their requirements while bringing a strong, experienced team to help navigate through difficult technical, scheduling and construction issues. We believe that we are uniquely positioned to assist in the development and delivery of innovative renewable energy solutions as world energy needs grow and efforts to combat global warming increase.

Customers

GPS recognized approximately 59% and 96% of its net revenues for the fiscal years ended January 31, 2011 and 2010, respectively, under a contract with Pacific Gas & Electric Company for the construction of a gas-fired power plant in California. The net revenues associated with this customer represented approximately 56% and 93% of our consolidated net revenues from continuing operations for the fiscal years ended January 31, 2011 and 2010, respectively. Two other significant customers of the power industry services business, GenConn Middletown, LLC and Invenergy Wind Management, LLC, provided approximately 23% and 17% of the net revenues of this business segment for the current year, which represented approximately 22% and 17% of our consolidated net revenues from continuing operations for the current year.

Contract Backlog

Contract backlog represents the total accumulated value of projects awarded less the amount of net revenue recognized to date on contracts at a specific point in time. We believe contract backlog is an indicator of future net revenues and earnings potential. Although contract backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce contract backlog and the future revenues of GPS. At January 31, 2011, the Company had power industry service contracts for the construction of three facilities, representing a total contract backlog of $291 million compared to a total contract backlog of $300 million at January 31, 2010.

Regulation

Our power industry service operations are subject to various federal, state and local laws and regulations including: licensing for contractors; building codes; permitting and inspection requirements applicable to construction projects; regulations relating to worker safety and environmental protection; and special bidding, procurement and security clearance requirements on government projects. Many state and local regulations governing construction require permits and licenses to be held by individuals who have passed an examination or met other requirements. We believe that we have all the licenses required to conduct our current operations and that we are in substantial compliance with applicable regulatory requirements.

Telecommunications Infrastructure Services

Through SMC, we provide comprehensive technology wiring and utility construction solutions to customers in the mid-Atlantic region. We perform both inside plant and outside plant cabling services including the structuring, cabling, terminations and connectivity that provide the physical transport for high speed data, voice, video and security networks. The net revenues of SMC, which represents our telecommunications infrastructure services business segment, were $7.7 million for the fiscal year ended January 31, 2011, or approximately 4% of our consolidated net revenues from continuing operations for the current year.

The wide range of inside plant and premises wiring services that we provide to our customers include AutoCAD design; cable installation; equipment room and telecom closet design and build-out; data rack and cabinet installation; raceway design and installation; and cable identification, testing, labeling and documentation for copper, fiber optic and coax cable systems. These services are provided primarily to federal government facilities, including cleared facilities, on a direct and subcontract basis. Such facilities typically require regular upgrades to their wiring systems in order to accommodate improvements in security, telecommunications and network capabilities.

Services provided to our outside premises customers include trenchless directional boring and excavation for underground communication and power networks, aerial cabling services, and the installation of buried cable, high and low voltage electric lines, and private area outdoor lighting systems. Our sophisticated directional boring system is electronically guided and can place underground networks of various sizes with little or no restoration required. We use our equipment and experienced personnel to perform the trenching, plowing and back-hoeing for underground networks, to complete the installation of a variety of network structures, and to restore work sites. We utilize aerial bucket trucks, digger derrick trucks and experienced personnel to complete a variety of aerial projects. The outside premises services are primarily provided to regional communications service providers, electric utilities and other commercial customers.

SMC may have seasonally weaker results in the first and fourth quarters of the fiscal year, and may produce stronger results in the second and third fiscal quarters. This seasonality is due to the effect of winter weather on construction and outside plant activities as well as reduced daylight hours and customer budgetary constraints. Certain customers tend to complete budgeted capital expenditures before the end of the calendar year, and postpone additional expenditures until the subsequent fiscal period.

Raw Materials

Generally, our telecommunications infrastructure services customers supply most or all of the materials required for a particular job and we provide the personnel, tools and equipment to perform the installation, maintenance or repair services. However, for certain projects, we may supply part or all of the materials required. In these instances, we are not dependent upon any one source for the materials that we customarily utilize to complete projects. We are not presently experiencing, nor do we anticipate experiencing, any difficulties in procuring an adequate supply of materials.

Competition

SMC operates in the fragmented and competitive telecommunication and infrastructure services industry. We compete with service providers ranging from small regional companies, which service a single market, to larger firms servicing multiple regions, as well as large national and multi-national contractors. We believe that we compete favorably with the other companies in the telecommunication and utility infrastructure services industry. We intend to emphasize our high quality reputation, outstanding customer base and highly motivated work force in competing for larger and more diverse contracts. We believe that our high quality and well maintained fleet of vehicles and construction machinery and equipment is essential to meet customers' needs for high quality and on-time service. We are committed to invest in our repair and maintenance capabilities to maintain the quality and life of our equipment. Additionally, we invest annually in new vehicles and equipment.

Customers

The most significant customers of SMC for the fiscal year ended January 31, 2011 included a prime government services contractor and a local electricity cooperative. In total, SMC recognized approximately 53% of its net revenues for the fiscal year ended January 31, 2011 under contracts with these two customers. However, none of SMC's customers accounted for net revenues in excess of 10% of our consolidated net revenues for the fiscal years ended January 31, 2011 or 2010. Historically, a major portion of SMC's revenue-producing activity each year is performed pursuant to work orders authorized by customers under master agreements with its major customers. Near the end of our fiscal year ended January 31, 2010, we lost the business with the regional telephone company as our master agreement expired without renewal. Approximately 18% of SMC's net revenues last year was derived from projects performed for this customer. During the current year, the prime contract that our customer had with the federal government expired pursuant to which we performed inside services at various government installations throughout our region. The net revenues provided by this customer represented approximately 28% and 34% of SMC's net revenues for the years ended January 31, 2011 and 2010, respectively.

A significant challenge for SMC is the replacement of the business provided under the master agreements that did not renew. SMC has had a certain amount of success in obtaining projects from new customers over the past twelve months in the midst of a very difficult economic environment. SMC's business plan for the fiscal year ending January 31, 2012 is based on the continuation of aggressive bid and proposal efforts resulting in the addition of new business. However, despite our business development efforts, we cannot provide assurance that SMC will maintain its current level of net revenues for the fiscal year ending January 31, 2012.

Contract Backlog

As referenced above, a substantial number of the projects completed for SMECO, EDS and Verizon have been completed under the terms of master agreements that include pre-negotiated labor rates or line item prices. At January, 31, 2011 and 2010, the estimated values of unfulfilled work orders, open customer purchase orders and projects expected to be completed under current contracts were approximately $2.8 million and $1.9 million, respectively.

Regulation

Our telecommunications infrastructure services operations are also subject to various federal, state and local laws and regulations including: licensing for contractors; building codes; permitting and inspection requirements applicable to construction projects; regulations relating to worker safety and environmental protection; and special bidding, procurement and security clearance requirements on government projects. Many state and local regulations governing construction require permits and licenses to be held by individuals who have passed an examination or met other requirements. We believe that SMC has all the licenses required to provide its services within the region it typically conducts operations, and that we are in substantial compliance with applicable regulatory requirements. Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses.

Safety, Risk Management, Insurance and Performance Bonds

We are committed to ensuring that the employees of each of our businesses perform their work in a safe environment. We regularly communicate with our employees to promote safety and to instill safe work habits. GPS and SMC each have an experienced full time safety director committed to ensuring a safe work place, as well as compliance with applicable contracts, insurance and local and environmental laws.

Contracts in the power and telecommunication infrastructure services industries may require performance bonds or other means of financial assurance to secure contractual performance. If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers. Under current arrangements, our Bank has committed to provide us with up to $10.0 million in irrevocable standby letters of credit, if needed, as collateral to support future bonding commitments.

Employees

The total number of personnel employed by us is subject to seasonal fluctuations, the volume of construction in progress and the relative amount of work performed by subcontractors. In addition, for the construction of specific power facilities, we may employ union craft workers. At January 31, 2011, we had approximately 188 employees, including 56 at VLI, all of whom were full-time. None were union members. We believe that our employee relations are good.

Materials Filed with the Securities and Exchange Commission

The public may read any materials that we file with the Securities and Exchange Commission (the "SEC") at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. We maintain a website on the Internet at www.arganinc.com. Information on our website is not incorporated by reference into this Annual Report on Form 10-K.

Copies of our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC without charge upon written request to:

Argan, Inc.
Attention: Corporate Secretary
One Church Street, Suite 201
Rockville, Maryland 20850
(301) 315-0027

ITEM 1A. RISK FACTORS.

Investing in our securities involves a high degree of risk. Our business, financial position and future results of operations may be impacted in a materially adverse manner by risks associated with the execution of our strategic plan and the creation of a profitable and cash-flow positive business in a challenging economic environment, our ability to obtain capital or to obtain capital on terms acceptable to us, the successful integration of acquired companies into our consolidated operations, our ability to successfully manage diverse operations remotely located, our ability to successfully compete in highly competitive industries, the successful resolution of ongoing litigation, our dependence upon key managers and employees and our ability to retain them, and potential fluctuations in quarterly operating results, among other risks. Before investing in our securities, please consider the risks summarized in this paragraph and those risks discussed below. Our future results may also be impacted by other risk factors listed from time to time in our future filings with the SEC, including, but not limited to, our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q.

General Risks Relating to Our Company

The weak economic recovery may result in reduced demand for our products and services, and may cause our financial position to deteriorate.

Our customers may be impacted by the weak economic recovery in the United States from a depressed housing market, constraints in the credit market and high unemployment. They may delay, curtail or cancel proposed and existing projects; thus decreasing the overall demand for our services and adversely impacting our liquidity. In addition, project owners may continue to experience difficulty in raising capital for the construction of power-generation plants and renewable fuel production facilities due to substantial limitations on the availability of credit and other uncertainties in the credit markets. Customers may be reluctant to establish new supply relationships as the condition of the economy causes demand for their products to be weak. In general, if overall economic conditions do not improve steadily, the demand for our products and services may be adversely affected.

We may be unable to maintain our profitability.

Due primarily to the favorable operating results of GPS, we have generated income from continuing operations for three consecutive years -- the fiscal years ended January 31, 2009, 2010 and 2011. As described in the risks presented below, our ability to maintain profitable continuing operations depends on many factors including the ability of the power services business segment to continue to obtain new construction projects and to complete its projects successfully. A substantial decline in the net revenues of GPS could have a material adverse effect on our ability to achieve net income in the future.

Our dependence on one or a few customers could adversely affect us.

The size of the energy plant construction projects of our power industry services segment frequently results in a limited number of projects contributing a substantial portion of our consolidated net revenues as described in Note 16 to our consolidated financial statements. Should we fail to replace projects that are completed by GPS with new projects, future net revenues and profits may be adversely affected.

Our dependence on large construction contracts may result in uneven quarterly financial results.

Our power industry service activities in any one fiscal quarter are typically concentrated on a few large construction projects for which we use the percentage-of-completion accounting method to determine contract revenues. To a substantial extent, construction contract revenues are recognized as services are provided as measured by the amount of costs incurred. As the timing of equipment purchases, subcontractor services and other contract events may not be evenly distributed over the lives of our contracts, the amount of total contract costs may vary from quarter to quarter, creating uneven amounts of quarterly contract net revenues. In addition, the timing of contract commencements and completions may exacerbate the uneven pattern. As a result of the foregoing, future amounts of consolidated net revenues, cash flow from operations, net income and earnings per share reported on a quarterly basis may vary in an uneven pattern and may not be indicative of the operating results expected for any other quarter or for an entire fiscal year, thus rendering consecutive quarter comparisons of our consolidated operating results a less meaningful way to assess the growth of our business.

Lawsuits could adversely affect our business.

From time to time, we, our directors and/or certain of our current officers are named as a party to lawsuits. A discussion of our significant lawsuits appears in Item 3 of this Annual Report on Form 10-K and Note 12 to our consolidated financial statements. It is not possible at this time to predict the likely outcome of these actions with certainty, and an adverse result in any of these lawsuits could have a material adverse effect on us. Litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim that is successfully asserted against us could result in significant damage claims and other losses. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which could adversely affect our financial condition, results of operations or cash flows.

We may be unsuccessful at generating internal growth which could result in an overall decline in our business.

Our ability to expand by achieving profitable organic growth of the Company will be affected by, among other factors, our success in:

- expanding the range of services and products we offer to customers in order to address their evolving needs;
- attracting new customers;
- hiring and retaining employees; and
- controlling operating and overhead expenses.

Many of the factors affecting our ability to generate internal growth may be beyond our control. Our strategies may not be successful and we may not be able to generate cash flow sufficient to fund our operations and to support internal growth. Our inability to achieve internal growth could materially and adversely affect our business, financial condition and results of operations.

Future acquisitions and/or investments may not occur which could limit the growth of our business.

We are a holding company with no operations other than our investments in GPS and SMC. The successful execution of our overall business plan could be based, in part, on our making additional acquisitions and/or investments that would provide positive cash flow to us and value to our stockholders. Additional companies meeting these criteria and that provide products and/or services to growth industries and are available for purchase at attractive prices may be difficult to find. Further, efforts to conduct due diligence investigations of attractive target companies and to negotiate acquisition and related agreements may not be successful.

We cannot readily predict the timing or size of our acquisition efforts and therefore the capital we will need for these efforts. However, it is likely that any potential future acquisition or strategic investment transaction would require the use of cash and/or shares of our common stock as components of the purchase price. Using cash for acquisitions may limit our financial flexibility and make us more likely to seek additional capital through future debt or equity financings. Our ability to obtain such additional financing in the future may depend upon prevailing capital market conditions, the strength of our future operating results and financial condition as well as conditions in our business; and those factors may affect our efforts to arrange additional financing on terms that are acceptable to us. Our ability to use shares of our common stock as future acquisition consideration may be limited by a variety of factors, including the future market price of shares of our common stock and a potential seller's assessment of the liquidity of our common stock. If adequate funds or the use of our common stock are not available to us, or are not available on acceptable terms, we may not be able to take advantage of acquisitions or other opportunities, to make future investments, or to respond to competitive challenges.

We have pledged the majority of our assets to secure our financing arrangements with Bank of America (the "Bank"). The Bank's consent is required for acquisitions, divestitures, the participation in joint ventures and certain other investments. There can be no assurance that our Bank will consent to future transactions. If we are unable to obtain such consents, our ability to consummate acquisitions, to make investments or to enter into other arrangements for the purpose of growing our business may be limited.

We may not be able to comply with certain of our debt covenants which may interfere with our ability to successfully execute our business plan.

The financing arrangements with our Bank require that we maintain compliance with certain financial covenants at each fiscal quarter-end and include an acceleration clause which allows the Bank to declare amounts outstanding under the debt arrangements due and payable if it determines in good faith that a material adverse change has occurred in our financial condition or that of any of our subsidiaries.

We are currently in compliance with our debt covenants, but there can be no assurance that we will continue to be in compliance. If our performance does not result in compliance with any of our financial covenants, or if the Bank seeks to exercise its rights under the acceleration clause referred to above, we would seek to modify the financing arrangements, but there can be no assurance that the Bank would not exercise its rights and remedies under the debt arrangements, including accelerating payments of all outstanding senior debt. These payments would have a significantly adverse impact on our liquidity and our ability to obtain additional capital thereby jeopardizing our ability to successfully execute our business plan.

The integration of acquired companies may not be successful.

Even if we do complete acquisitions in the future, we may not be able to successfully integrate such acquired companies with our other operations without substantial costs, delays or other operational or financial problems. Integrating acquired companies involves a number of special risks which could materially and adversely affect our business, financial condition and results of operations, including:

- failure of acquired companies to achieve the results we expect;
- diversion of management's attention from operational matters;
- difficulties integrating the operations and personnel of acquired companies;
- inability to retain key personnel of acquired companies;
- risks associated with unanticipated events or liabilities;
- the potential disruption of our business; and
- the difficulties of maintaining uniform standards, controls, procedures and policies.

If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of our entire company could be materially and adversely affected. In addition, future acquisitions could result in issuances of equity securities that would reduce our stockholders' ownership interest, the incurrence of debt, contingent liabilities, deferred stock-based compensation or expenses related to the valuation of goodwill or other intangible assets and the incurrence of large, immediate write-offs.

Our results of operations could be adversely affected as a result of additional impairment losses related to goodwill and other purchased intangible assets.

When we acquire a business, we record goodwill equal to the excess amount paid for the business, including liabilities assumed, over the fair value of the net assets of the acquired business. Generally accepted accounting principles require that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. The balances of goodwill and other intangible assets that have indefinite useful lives are not amortized, but instead must be tested at least annually for impairment. The amounts of intangible assets that do have finite lives are amortized over their useful lives. However, should poor performance or other conditions indicate that the carrying value of a business or long-lived asset may have suffered impairment, a determination of fair value is required to be performed in the period that such conditions are noted. If the carrying value of a business or of an individual purchased intangible asset is found to exceed the corresponding fair value, an impairment loss is recorded. The aggregate carrying amount of goodwill, other purchased intangible assets with indefinite lives and long lived purchased intangible assets included in our consolidated balance sheet as of January 31, 2011 was approximately $21.4 million, or approximately 16.4% of total consolidated assets and 21.9% of consolidated net assets.

We perform annual impairment assessments of the carrying values of goodwill and other indefinite-lived intangible assets as of November 1. Assessments of these assets as well as our long-lived assets may be conducted more frequently if we identify indications of impairment. Should the operating results of GPS or any future acquired company experience unexpected deterioration, we could be required to record additional significant impairment losses related to purchased intangible assets. Impairment losses, if any, would be recognized as operating expenses and would adversely affect future profitability.

Our business growth could outpace the capabilities of our senior management which could adversely affect our ability to complete the execution of our business plan.

We cannot be certain that our current management team will be adequate to support our operations as they expand. Future growth could impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. We cannot be certain that we can recruit and retain such additional managers and executives. To the extent that we are unable to attract and retain additional qualified management members in order to manage our growth effectively, we may not be able to expand our operations or execute our business plan. Our financial condition and results of operations could be materially and adversely affected as a result.

Loss of key personnel could prevent us from effectively managing our business.

Our future success is substantially dependent on the continued service and performance of our current executive team and the senior management members of our businesses. We cannot be certain that any such individual will continue in such capacity or continue to perform at a high level for any particular period of time. Our ability to operate productively and profitably, particularly in the power services industry, may also be limited by our ability to attract, employ, retain and train skilled personnel necessary to meet our future requirements. We cannot be certain that we will be able to maintain management teams and an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of these skilled personnel. Labor shortages or increased labor costs could impair our ability or maintain our business or grow our net revenues. The loss of key personnel, or the inability to hire and retain qualified employees in the future, could negatively impact our ability to manage our business.

Our actual business and financial results could differ from the estimates and assumptions that we use to prepare our consolidated financial statements, which may reduce our profits.

To prepare consolidated financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. For example, we may recognize revenue over the life of a contract based on the proportion of costs incurred to date compared to the total costs estimated to be incurred for the entire project. Areas requiring significant estimates by our management include:

- the application of the percentage-of-completion method of accounting and revenue recognition on contracts, change orders and contract claims;
- the valuation of assets acquired and liabilities assumed in connection with business combinations;
- the value of goodwill and recoverability of other purchased intangible assets;
- provisions for income taxes and related valuation allowances;
- accruals for estimated liabilities, including litigation reserves;
- provisions for uncollectible receivables and recoveries of costs from subcontractors, vendors and others; and
- the valuation of stock-based compensation expense.

Our actual business and financial results could differ from those estimates, which may reduce our profits.

Our employees work on projects that are inherently dangerous and a failure to maintain a safe work site could result in significant losses.

We often work on large-scale and complex projects, frequently in geographically remote locations. Our project sites can place our employees and others near large and/or mechanized equipment, moving vehicles, dangerous processes or highly regulated materials, and in challenging environments. Safety is a primary focus of our business and is critical to our reputation. Often, we are responsible for safety on the project sites where we work. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts. We maintain programs with the primary purpose of implementing effective health, safety and environmental procedures throughout our Company. If we fail to implement appropriate safety procedures and/or if our procedures fail, our employees or others may suffer injuries. The failure to comply with such procedures, client contracts or applicable regulations could subject us to losses and liability, and adversely impact our ability to obtain projects in the future.

Terrorist attacks could negatively impact the economy in the United States and the markets in which we operate.

Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States. Future acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. Armed hostilities may increase, or terrorist attacks, or responses from the United States, may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may affect our operations or those of our customers or suppliers and could impact our net revenues, our production capability and our ability to complete contracts in a timely manner.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We devote significant attention to establishing and maintaining effective internal controls. Implementing changes to our internal controls required compliance training of our officers and employees. Over the last three years, substantial costs have been incurred and significant efforts have been expended in order to evaluate, test and remediate our internal controls over financial reporting. We cannot be certain that these measures and future measures will ensure that we will successfully implement and maintain adequate controls over our financial reporting processes and related reporting requirements. Any failure to implement required new or improved controls or difficulties encountered in their implementation could affect our operating results or cause us to fail to meet our reporting obligations and could result in a breach of a covenant in our Bank financing arrangements in future periods. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our common stock.

We rely on information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to operational malfunctions and security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent unanticipated downtime or security breaches. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Specific Risks Relating to Our Power Industry Services

Failure to successfully operate our power industry services business will adversely affect us.

The operations of our power industry services business conducted by GPS represent a significant portion of our net revenues and profits. The net revenues of this business segment were $174.9 million for the fiscal year ended January 31, 2011, representing 96% of consolidated net revenues from continuing operations. Income from these operations for the current fiscal year was $21.6 million. Consolidated income from continuing operations (before income taxes) for the current year was $17.0 million, reduced primarily by our corporate and public company expenses. Our inability to successfully manage and grow our power industry services business will adversely affect our consolidated operating results and financial condition.

Our backlog is subject to unexpected adjustments, delays and cancellations, and may be an uncertain indicator of future net revenues.

Projects awarded to us may remain included in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur with respect to contracts reflected in our backlog that could reduce the dollar amount of our backlog and the net revenues and profits that we actually earn. We cannot guarantee that the net revenues projected based on our backlog at January 31, 2011 will be realized or will result in profitable operating results.

At January 31, 2011, our construction contract backlog was approximately $291 million including approximately $224 million related to a project to construct an eight-unit simple cycle peaking power generation facility in Southern California that was awarded to GPS by developer of power facilities in July 2008, over two years ago. During the fourth quarter of the current year, the California Energy Commission approved the construction of this power plant and the customer informed us of the signing of a power purchase agreement. Subsequent to the end of the current fiscal year, GPS completed renegotiations, and signed an amended engineering, procurement and construction contract with the project owner. Although our expectation is that we will eventually be provided with a full notice to proceed for this project, we do not know when that will occur. Should construction work on this project not commence in the second quarter of fiscal year 2012 as we expect, our results of operations and financial condition may be adversely affected, perhaps in a material way.

Intense competition in the engineering and construction industry could reduce our market share and profits.

We serve markets that are highly competitive and in which a large number of multinational companies compete such as Fluor Corporation, The Shaw Group Inc., URS Corporation (the Washington Division), SNC Lavalin Group, Inc., Foster Wheeler AG, CH2M HILL Companies, Ltd., and EMCOR Group, Inc. In particular, the engineering and construction markets are highly competitive and require substantial resources and capital investment in equipment, technology and skilled personnel. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in these markets, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges and replace completed projects with new customers or projects, we could lose market share to our competitors and our business could be materially adversely affected.

Interruption of power plant construction projects could adversely affect future results of operations.

At any time, GPS has a limited number of construction contracts. For example, one customer represented approximately 59% and 96% of the net revenues of the power industry services business for the fiscal years ended January 31, 2011 and 2010, respectively. Should any unexpected suspension, termination or delay of the work under such contracts occur, our results of operations may be materially and adversely affected.

The nature of our engineering and construction business exposes us to potential liability claims and contract disputes which may reduce our profits.

We engage in engineering and construction activities for large energy plant facilities where design, construction or systems failures can result in substantial injury or damage to third parties. In addition, the nature of our business results in clients, subcontractors and vendors occasionally presenting claims against us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business.

Note 12 to our accompanying consolidated financial statements describes a matter which includes a claim in the approximate amount of $6.8 million that a subcontractor has made against a payment bond issued on our behalf related to a cancelled construction project. Assurance cannot be provided that we will be successful in defending against this claim. It is reasonably possible that resolution of the matters discussed above could occur in a manner or with a decision unfavorable to us. Any resulting loss could have a material negative affect on our consolidated results of operations in a future reporting period. No provision for loss, if any, has been recorded in the consolidated financial statements related to this matter as of January 31, 2011. If new facts become known in the future indicating that it is probable that a loss has been incurred by us and the amount of loss can be reasonably estimated by us, the impact of the change will be reflected in the consolidated financial statements at that time.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. When it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of any liability may exceed our policy limits. Further, we may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. Our professional liability coverage is on a "claims-made" basis covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which claims may reduce our future profits and cash available for operations.

In the future, we may bring claims against project owners for additional costs exceeding the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as owner-caused delays or changes from the initial project scope, both of which may result in additional cost. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we have used working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a negative impact on our liquidity and profitability.

Our dependence upon third parties to complete many of our contracts may adversely affect our performance under future energy plant construction contracts.

Much of the work performed under our energy plant construction contracts is actually performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment included in an energy project and most of the materials (including concrete and steel) used in our construction projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired. If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially when we are operating under a lump sum or a fixed-price type construction contract, we may suffer losses on these contracts. If a supplier, manufacturer or subcontractor fails to provide supplies, equipment or services as required under a negotiated contract for any reason, we may be required to source these supplies, equipment or services on a delayed basis or at a higher price than anticipated which could impact contract profitability in an adverse manner.

If we guarantee the timely completion or performance standards of a project, we could incur additional costs to cover our guarantee obligations.

In some instances and in many of our fixed price contracts, we guarantee a customer that we will complete a project by a scheduled date. We sometimes provide that the project, when completed, will also achieve certain performance standards. If we subsequently fail to complete the project as scheduled, or if the project subsequently fails to meet guaranteed performance standards, we may be held responsible for cost impacts to the customer resulting from any delay or modifications to the plant in order to achieve the performance standards, generally in the form of contractually agreed-upon liquidated damages. If these events would occur, the total costs of the project would exceed our original estimate, and we could experience reduced profits or a loss for that project.

If financing for new energy plants is unavailable, construction of such plants may not occur.

Traditional gas-fired power plants have been constructed typically by large utility companies. However, to a large extent, the construction of new energy plants, including alternative and renewable energy facilities, is conducted by private investment groups. The owner of the Sentinel project described above is Competitive Power Ventures, Inc. which is owned by Warburg Pincus, certain individual investors and members of its management team. The challenge for these types of project owners to secure and maintain financing in the midst of the current credit crisis continues to be significant. Should debt financing for the construction of new energy facilities, including alternative or renewable energy plants, not be available, investors may not be able to invest in such projects, thereby adversely affecting the likelihood that GPS or GRP will obtain contracts to construct such plants.

The inability of our customers to receive or to avoid delay in receiving the applicable regulatory and environmental approvals relating to projects may result in lost or postponed net revenues for us.

The commencement and/or execution of many of the construction projects performed by our power industry services segment are subject to numerous regulatory permitting processes. Applications for permits may be opposed by individuals or environmental groups, resulting in delays and possible non-issuance of the permits. There are no assurances that our customers will obtain the necessary permits for these projects, or that the necessary permits will be obtained in order to allow construction work to proceed as scheduled. Failure to commence or complete construction work as anticipated could have material adverse impacts on our future net revenues, profits and cash flows from operations.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded net revenues or profits.

Under our accounting procedures, we measure and recognize a large portion of our net revenues under the percentage-of-completion accounting methodology. This methodology allows us to recognize net revenues and contract profits ratably over the life of a contract by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effects of revisions to net revenues and estimated costs are recorded when the amounts are known and can be reasonably estimated, and these revisions can occur at any time and could be material. Given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded net revenues and profits.

Future bonding requirements may adversely affect our ability to compete for new energy plant construction projects.

Our construction contracts frequently require that we obtain payment and performance bonds from surety companies on behalf of our customers as a condition to the award of such contracts. Surety market conditions have in the last few years become more difficult as a result of significant losses incurred by many surety companies, both in the construction industry as well as in certain large corporate bankruptcies. Consequently, less overall bonding capacity is available in the market than in the past, and surety bonds have become more expensive and restrictive. Historically, we have had a strong bonding capacity but, under standard terms in the surety market, surety companies issue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing any bonds.

Current or future market conditions, changes in our surety's assessment of its own operating and financial risk or larger future projects could cause our surety company to decline to issue, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions can be taken on short notice. If our surety company were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other surety companies, joint venturing with other construction firms, increasing business with clients that do not require bonds and posting other forms of collateral for project performance, such as letters of credit, or cash. We may be unable to make alternative arrangements in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption, reduction or other alteration in the availability of bonding capacity, we may be unable to compete for or work on certain projects.

As we bear the risk of cost overruns in the completion of our construction contracts, we may experience reduced profits or, in some cases, losses under these contracts if actual costs exceed our estimates.

We conduct our business under various types of contractual arrangements including fixed price contracts. We bear a significant portion of the risk for cost overruns on these types of contracts where contract prices are established in part on cost and scheduling estimates. Our estimates may be based on a number of assumptions about future economic conditions and the future prices and availability of labor, equipment and materials, and other exigencies. From time to time, we may also assume a project's technical risk, which means that we may have to satisfy certain technical requirements of a project despite the fact that at the time of project award, we may not have previously produced the system or product in question. Unexpected or increased costs may occur due to the following factors among others:

- shortages of skilled labor, materials and energy plant equipment including power turbines;
- unanticipated escalation in the price of construction commodities;
- unscheduled delays in the delivery of ordered materials and equipment;
- engineering problems, including those relating to the commissioning of newly designed equipment;
- declines in the productivity of construction workers;
- work stoppages;
- weather interference;
- inability to develop or non-acceptance of new technologies to produce alternative fuel sources; and
- the difficulty in obtaining necessary permits or approvals.

If our estimates prove inaccurate, or circumstances change, cost overruns may occur and we could experience reduced profits, or in some cases, incur a loss on a particular project.

If we are unable to collect amounts billed to project owners as scheduled, our cash flows may be materially and adversely affected.

Many of our contracts require us to satisfy specified design, engineering, procurement or construction milestones in order to receive payment for work completed or equipment or supplies procured prior to achievement of the applicable contract milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If the customer determines not to proceed with the completion of the project, delays in making payment of billed amounts or defaults on its payment obligations, we may face delays or other difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies. Such problems may impact the planned cash flows of affected projects and result in unanticipated reductions in the amounts of future cash flows from operations.

If the development of renewable energy sources does not occur, the demand for our construction services could decline.

There are many provisions included in the American Recovery and Reinvestment Act of 2009 intended to benefit renewable energy. In addition, over half of the states in the U.S. have passed legislation requiring that utilities include a percentage of renewable energy in the mix of power they generate and buy. These future percentages may be as high as 20%, and the requirements are contributing to the increased momentum of efforts to develop sources of alternative renewable energy, including wind, solar, water, geothermal and biofuels. Should these government requirements fail to be extended or should they be repealed, the pace of the development of alternative renewable energy sources may slow, thereby reducing the future opportunities for GPS to construct such plants.

We could be subject to compliance with environmental, health and safety laws and regulations that would add costs to our business.

Our operations are subject to compliance with federal, state and local environmental, health and safety laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. We continually evaluate whether we must take additional steps to ensure compliance with environmental laws, however, there can be no assurance that these requirements will not change and that compliance will not adversely affect our operations in the future.

Specific Risks Relating to Our Telecommunications Infrastructure Services Business

Failure to replace significant customers could adversely affect our SMC business.

Historically, significant portions of the net revenues of SMC have been provided by a few major customers under long-term master service-type contracts. Near the end of our fiscal year ended January 31, 2010, we lost the business with Verizon as our master agreement expired without renewal. Approximately 18% of SMC's net revenues last year was derived from projects performed for Verizon. During the current year, the prime contract that EDS had with the federal government expired pursuant to which we performed inside services at various government installations throughout the mid-Atlantic region. The net revenues provided by EDS represented approximately 28% and 34% of SMC's net revenues for the years ended January 31, 2011 and 2010, respectively.

A significant challenge for SMC is the replacement of the lost business provided under the arrangements with Verizon and EDS. SMC has had a certain amount of success in obtaining projects from new customers over the past twelve months and in the midst of a very difficult economic environment. SMC's business plan for the fiscal year ending January 31, 2012 is based on the continuation of aggressive bid and proposal efforts resulting in the addition of new business. However, despite our business development efforts, we cannot provide assurance that SMC will maintain its current level of net revenues for the fiscal year ending January 31, 2012.

If we fail to compete successfully against current or future competitors, our business, financial condition and results of operations could be materially and adversely affected.

We operate in highly competitive markets. We compete with service providers ranging from small regional companies which service a single market, to larger firms servicing multiple regions, as well as large national and multi-national entities. In addition, there are few barriers to entry in the telecommunications infrastructure industry. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors.

Competition in the telecommunications infrastructure industry depends on a number of factors, including price. Certain of our competitors may have lower overhead cost structures than we do and may, therefore, be able to provide their services at lower rates than we can. In addition, some of our competitors are larger and have significantly greater financial resources than we do. Our competitors may develop the expertise, experience and resources to provide services that are superior in price and quality to our services. Similarly, we may not be able to maintain or enhance our competitive position within our industry. We may also face competition from the in-house service organizations of our existing or prospective customers.

A significant portion of our business involves providing services, directly or indirectly as a subcontractor, to the federal government under government contracts. The federal government may limit the competitive bidding on any contract under a small business or minority set-aside, in which bidding is limited to companies meeting the criteria for a small business or minority business, respectively, which may exclude us from consideration.

We may not be able to compete successfully against our competitors in the future. If we fail to compete successfully against our current or future competitors, our business, financial condition, and results of operations could be materially and adversely affected.

Rapid technological change and/or customer consolidations could reduce the demand for the telecommunication services we provide.

The telecommunications infrastructure industry is undergoing rapid change as a result of technological advances that could in certain cases reduce the demand for our services or otherwise negatively impact our business. New or developing technologies could displace the wireline systems used for voice, video and data transmissions, and improvements in existing technology may allow telecommunications companies to significantly improve their networks without physically upgrading them. In addition, consolidation, competition or capital constraints in the utility, telecommunications or computer networking industries may result in reduced spending or the loss of one or more of our customers.

Our substantial dependence upon fixed price contracts may expose us to losses in the event that we fail to accurately estimate the costs that we will incur to complete such projects.

We currently generate, and expect to continue to generate, a significant portion of our net revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for these fixed price contracts. Although historically we have been able to estimate costs accurately, the cost of labor and materials may, from time to time, vary from costs originally estimated. These variations, along with other risks inherent in performing fixed price contracts, may cause actual net revenues and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs could have a significant impact on our operating results for any fiscal quarter or year.

Compliance with government regulations may increase the costs of our operations and expose us to substantial civil and criminal penalties in the event that we violate applicable law.

We provide, either directly as a contractor or indirectly as a sub-contractor, products and services to the federal government under government contracts. United States government contracts and related customer orders subject us to various laws and regulations governing federal government contractors and subcontractors, which generally are more restrictive than for non-government contractors. These include subjecting us to examinations by government auditors and investigators, from time to time, to ensure compliance and to review costs. Violations may result in costs disallowed, and substantial civil or criminal liabilities (including, in severe cases, denial of future contracts). A loss or interruption in our ability to perform work for the federal government could have a material adverse effect on our business.

Risks Relating to Our Securities

Our acquisition strategy may result in dilution to our stockholders.

Our business strategy calls for the strategic acquisition of other businesses. In connection with our acquisition of GPS, among other consideration, we issued approximately 3,667,000 shares of our common stock to the sellers of the business. In addition, we issued approximately 2,853,000 shares of our common stock in our December 2006 private placement. The proceeds from this offering were used in funding the cash consideration portion of the purchase price of GPS. In July 2008, we issued 2,200,000 shares in a private placement transaction. In the aggregate, the number of shares issued pursuant to these transactions represents approximately 64% of our outstanding shares of common stock as of January 31, 2011. We anticipate that future acquisitions will require cash and issuances of our capital stock, including our common stock. To the extent we are required to pay cash for any acquisition, we anticipate that we would be required to obtain additional equity and/or debt financing. Equity financing would result in dilution for our then current stockholders. Stock issuances and financing, if obtained, may not be on terms favorable to us and could result in substantial dilution to our stockholders at the time(s) of these stock issuances and financings.

Our officers, directors and certain key employees have substantial control over Argan, Inc.

As of January 31, 2011, our executive officers and directors as a group owned approximately 24% of our voting shares giving effect to an aggregate of 455,224 shares of common stock that may be purchased upon the exercise of warrants and stock options held by our executive officers and directors (and deemed exercisable at January 31, 2011), 1,363,270 shares beneficially held in the name of MSR Advisors, Inc. and affiliates for which one of our directors is President, and 1,256,839 shares beneficially owned by William F. Griffin, Jr. (a former owner of GPS). An additional 4% of the outstanding shares are controlled by Allen & Company entities "Allen." One of our independent directors is an officer of Allen. This small group of stockholders may have significant influence over corporate actions such as an amendment to our certificate of incorporation, the consummation of any merger, or the sale of all or substantially all of our assets, and may substantially influence the election of directors and other actions requiring stockholder approval.

A major portion of our outstanding shares of common stock is owned by a small number of stockholders.

As of January 31, 2011, four unaffiliated stockholders owned over 60% of our voting shares in total. The individual beneficial ownership percentages as of January 31, 2011 were 34%, 12%, 8% and 6%, respectively. Therefore, this small group of stockholders may have significant influence over corporate actions such as an amendment to our certificate of incorporation, the consummation of any merger, or the sale of all or substantially all of our assets, and may substantially influence the election of directors and other actions requiring stockholder approval.

As our common stock is thinly traded, the stock price may be volatile and investors may have difficulty disposing of their investments at prevailing market prices.

In August 2007, our common stock was approved for listing on the NYSE Amex stock exchange (formerly the American Stock Exchange) and commenced trading under the symbol AGX. Despite the listing on the larger stock exchange, our common stock remains thinly and sporadically traded and no assurances can be given that a larger market will ever develop, or if developed, that it will be maintained.

Availability of significant amounts of our common stock for sale could adversely affect its market price.

We have registered significant amounts of our common stock for issuance and resale including 2,400,000 shares of our common stock registered on Form S-3 in July 2008. If our stockholders sell substantial amounts of our common stock in the public market, including shares registered under any registration statement on Form S-3, the market price of our common stock could fall.

We may issue preferred stock with rights that are superior to our common stock.

Our certificate of incorporation, as amended, permits our Board of Directors to authorize the issuance of shares of preferred stock and to designate the terms of the preferred stock. The issuance of shares of preferred stock by us could adversely affect the rights of holders of common stock by, among other factors, establishing dividend rights, liquidation rights and voting rights that are superior to the rights of the holders of the common stock.

Provisions of our certificate of incorporation and Delaware law could deter takeover attempts.

Provisions of our certificate of incorporation and Delaware law could delay, prevent, or make more difficult a merger, tender offer or proxy contest involving us. Among other things, under our certificate of incorporation, our board of directors may issue up to 500,000 shares of our preferred stock and may determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of these shares of preferred stock. In addition, Delaware law limits transactions between us and persons that acquire significant amounts of our stock without approval of our board of directors.

We do not expect to pay cash dividends for the foreseeable future.

We have not paid cash dividends on our common stock since our inception and intend to retain earnings, if any, to finance the development and expansion of our business. As a result, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of cash dividends, if any, will depend on our future earnings, capital requirements and financial position, plans for expansion, general economic conditions and other pertinent factors.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We occupy our corporate headquarters in Rockville, Maryland, under a lease that expires on February 28, 2014 covering 2,521 square feet of office space. The headquarters of GPS, located in Glastonbury, Connecticut, is occupied pursuant to a lease that expires in October 2012 and that covers 8,304 square feet of office space. The offices of GRP, a wholly-owned subsidiary of GPS, are occupied pursuant to a lease that expires in September 2011 covering 4,412 square feet of office space located in Rocky Hill, Connecticut. SMC is located in Tracys Landing, Maryland, occupying facilities under a lease that expires on December 31, 2011 and that includes extension options available through December 31, 2019. The SMC facility includes approximately four acres of land, a 2,400 square foot maintenance facility and approximately 3,900 square feet of office space. SMC also utilizes one storage and staging lot in St. Mary's County, Maryland, under a lease with a current term that expires in December 2011 and an option to extend the lease through December 2014.

The operations of GPS and SMC in the field may require us to occupy additional facilities for staging or on customer premises or job sites. Accordingly, we may rent local construction offices and equipment storage yards under arrangements that are temporary or short-term in nature. These costs are expensed as incurred and are included in cost of revenues.

ITEM 3. LEGAL PROCEEDINGS.

In the normal course of business, we have pending claims and legal proceedings against us. In our opinion, based on information available at this time, we do not believe that any of the current claims and proceedings may have a material effect on our consolidated financial statements other than the matters discussed below.

Delta-T Matters

GPS was the contractor for engineering, procurement and construction services related to an anhydrous ethanol plant in Carleton, Nebraska (the "Project"). The Project owner was ALTRA Nebraska, LLC ("Altra"). In November 2007, GPS and Altra agreed to a suspension of the Project while Altra sought to obtain financing to complete the Project. By March 2008, financing had not been arranged which terminated the construction contract prior to completion of the Project. In March 2008, GPS filed a mechanic's lien against the Project in the approximate amount of $23.8 million, which amount also included all sums owed to the subcontractors/suppliers of GPS and their subcontractors/suppliers. In August 2009, Altra filed for bankruptcy protection. Proceedings resulted in a court-ordered liquidation of Altra's assets. The incomplete plant was sold at auction in October 2009. Remaining net proceeds of approximately $5.5 million are being held by the bankruptcy court and have not been distributed to Altra's creditors.

Delta-T Corporation ("Delta-T") was a major subcontractor to GPS on the Project. In January 2009, GPS and Delta-T executed a Project Close-Out Agreement (the "Close-Out") which settled all contract claims between the parties and included a settlement payment in the amount of $3.5 million that GPS made to Delta-T. In the Close-Out, Delta-T also agreed to prosecute any lien claims against Altra, to assign to GPS the first $3.5 million of any resulting proceeds and to indemnify and defend any claims against GPS related to the Project. In addition, GPS received a guarantee from Delta-T's parent company in support of the indemnification commitment.

In April 2009, one of the subcontractors to Delta-T received an arbitration award in its favor against Delta-T in the amount of approximately $6.8 million, including approximately $662,000 in interest and $2.3 million identified in the award as amounts applied to other projects (the "Judgment Award"). In April 2009, the subcontractor also filed suit in the District Court of Thayer County, Nebraska, in order to recover its claimed amount of $3.6 million unpaid by Delta-T on the Altra project from a payment bond issued to Altra on behalf of GPS. In December 2009, the Judgment Award was confirmed in federal district court in Florida. In February 2010, the amount of the suit in Nebraska was amended by the subcontractor to $6.8 million, plus interest, to match the amount of the Judgment Award. Delta-T has not paid or satisfied any portion of the award. Management understands that Delta-T has abandoned its defense of the surety company.

We intend to pursue vigorously our lien claim against the Altra project, to defend this matter for the surety company, to investigate the inclusion of the $2.3 million applied to other projects in the Judgment Award, to demand that Delta-T satisfy its obligations under the Close Out, and/or to enforce the guarantee provided to GPS by Delta-T's parent company. Due to the early stages of these legal proceedings, we cannot provide assurance that we will be successful in these efforts. It is reasonably possible that resolution of the matters discussed above could result in a loss with a material negative effect on our consolidated operating results in a future reporting period. However, at this time, we cannot make an estimate of the amount or range of loss, if any, related to these matters. No provision for loss has been recorded in the consolidated financial statements as of January 31, 2011 related to these matters. If new facts become known in the future indicating that it is probable that a loss has been incurred by GPS and the amount of loss can be reasonably estimated by GPS, the impact of the change will be reflected in the consolidated financial statements at that time.

Tampa Bay Nutraceutical Company

On or about September 19, 2007, Tampa Bay Nutraceutical Company, Inc. ("Tampa Bay") filed a civil action in the Circuit Court of Florida for Collier County against VLI. The current causes of action relate to an order for product issued by Tampa Bay to VLI in June 2007 and sound in (1) breach of contract; (2) promissory estoppel; (3) fraudulent misrepresentation; (4) negligent misrepresentation; (5) breach of express warranty; (6) breach of implied warranty of merchantability; (7) breach of implied warranty of fitness for a particular purpose; and (8) non-conforming goods. Tampa Bay alleges compensatory damages in excess of $42 million. Depositions are ongoing. We are vigorously defending this litigation. Although we believe that the Company has meritorious defenses, it is impracticable to assess the likelihood of an unfavorable outcome of a trial or to estimate a likely range of potential damages, if any, at this stage of the litigation. The ultimate resolution of the litigation with Tampa Bay could result in a material adverse effect on the results of operations of the Company for a future reporting period.

Beveragette Ventures LLC

In response to VLI's lawsuit filed against Beveragette Ventures LLC ("Beveragette"), representing a claim for unpaid invoices, Beveragette, a former customer, filed a counterclaim in the United States District Court for the Middle District of Florida, Fort Myers Division, against VLI on or about September 23, 2010. The causes of action related to orders for product issued by Beveragette to VLI in 2009 and were based on a series of allegations including breach of contract by VLI. Beveragette claimed that it suffered damages in excess of $4 million as a result of lost sales due to the supply by VLI of non-conforming product and also sought punitive damages. In December 2010, the parties settled this matter, with VLI making a settlement payment in the amount of $65,000, and provided each other with a full and final release of all claims. As a result, each lawsuit has been dismissed with prejudice.

ITEM 4. [REMOVED AND RESERVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

In August 2007, our common stock was approved for listing on the NYSE Amex stock exchange (formerly the American Stock Exchange) and commenced trading under the symbol AGX. The table below sets forth the high and low closing prices for our common stock on the NYSE Amex stock exchange for our quarters during the fiscal years ended January 31, 2010 and 2011.

	High Close	Low Close
Fiscal Year Ended January 31, 2010		
1st Quarter	$15.15	$11.37
2nd Quarter	16.00	11.65
3rd Quarter	14.88	12.11
4th Quarter	14.70	12.00
Fiscal Year Ended January 31, 2011		
1st Quarter	$16.10	$10.67
2nd Quarter	11.39	8.32
3rd Quarter	10.18	7.47
4th Quarter	10.01	8.31
Fiscal Year Ending January 31, 2012		
1st Quarter (through April 1, 2011)	$ 9.61	$ 8.32

As of April 1, 2011, we had approximately 145 stockholders of record.

To date, we have not declared or paid cash dividends to our stockholders. We have no plans to declare and pay cash dividends in the near future as we plan to use the Company's working capital in growing our business operations.

Stock Options and Warrants

The Company's 2001 Stock Option Plan was established in August 2001 (the "Option Plan"). Under the Option Plan, our Board of Directors may grant stock options to officers, directors and key employees. The Option Plan was amended in June 2008 in order to authorize the grant of options for up to 1,150,000 shares of common stock. Stock options that are granted may be Incentive Stock Options ("ISOs") or nonqualified stock options" ("NSOs"). ISOs granted under the Option Plan have an exercise price per share at least equal to the common stock's fair market value per share at the date of grant, a ten-year term, and typically become fully exercisable one year from the date of grant. NSOs may be granted at an exercise price per share that differs from the common stock's fair market value per share at the date of grant, may have up to a ten-year term, and become exercisable as determined by the Board of Directors.

In connection with the Company's private placement offering of our common stock that occurred in April 2003, we also issued warrants to purchase 230,000 shares of common stock to various parties. Included were (1) warrants to purchase an aggregate of 180,000 shares of common stock that were issued to three individuals (including the current CEO and CFO) who became executive officers of the Company upon completion of the offering, and (2) warrants to purchase 50,000 shares of common stock that were issued to MSR Advisors, Inc. (one of the members of our Board of Directors is the President of MSR Advisors, Inc.). The purchase price per share of common stock under all of these warrants is $7.75 and the warrants expire in December 2012. As of January 31, 2011, warrants to purchase 163,000 shares of common stock were outstanding.

Equity Compensation Plan Information

The following table sets forth certain information, as of January 31, 2011, concerning securities authorized for issuance under warrants and options to purchase our common stock.

	Number of Securities Issuable under Outstanding Warrants and Options	Weighted Average Exercise Price of Outstanding Warrants and Options	Number of Securities Remaining Available for Future Issuance (2)
Equity Compensation Plans Approved by the Stockholders (1)	675,724	$11.29	208,750
Equity Compensation Plans Not Approved by the Stockholders	--	--	--
Totals	675,724	$11.29	208,750

(1) Approved plans include the Company's 2001 Stock Option Plan ("the "Option Plan"). As of January 31, 2011, a total of 1,150,000 shares of our common stock had been authorized for issuance under the Option Plan by the stockholders.

(2) Excludes the number of securities reflected in the first column of this table.

Recent Sales of Unregistered Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

Not required for companies permitted to use the scaled disclosures for smaller reporting companies.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

The following discussion summarizes the financial position of Argan, Inc. and its subsidiaries as of January 31, 2011, and the results of their operations for the years ended January 31, 2011 and 2010, and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in Item 8 of this Annual Report on Form 10-K (the "2011 Annual Report").

Cautionary Statement Regarding Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. We have made statements in this Item 7 and elsewhere in this 2011 Annual Report that may constitute "forward-looking statements." The words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," or other similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future net revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions. They are subject to change based upon various factors including, but not limited to, the risks and uncertainties described in Item 1A of this 2011 Annual Report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Introduction

Argan, Inc. (the "Company," "we," "us," or "our") conducts continuing operations through our wholly-owned subsidiaries, Gemma Power Systems, LLC and affiliates ("GPS") that we acquired in December 2006, and Southern Maryland Cable, Inc. ("SMC") that we acquired in July 2003. Through GPS, we provide a full range of development, consulting, engineering, procurement, construction, commissioning, operations and maintenance services to the power generation and renewable energy markets for a wide range of customers including public utilities, independent power project owners, municipalities, public institutions and private industry. Through SMC, we provide telecommunications infrastructure services including project management, construction and maintenance to the federal government, telecommunications and broadband service providers as well as electric utilities. Each of the wholly-owned subsidiaries represents a separate reportable segment - power industry services and telecommunications infrastructure services, respectively.

Overview and Outlook

For the fiscal year ended January 31, 2011, consolidated net revenues from continuing operations were $182.6 million, which represented a decrease of $35.7 million, or 16.4%, from consolidated net revenues from continuing operations of $218.3 million for the fiscal year ended January 31, 2010. Despite the decline between years in consolidated net revenues, income from continuing operations for the year ended January 31, 2011 was $10.0 million, or $0.73 per diluted share, compared with income from continuing operations of $8.3 million, or $0.60 per diluted share, for the year ended January 31, 2010.

The decrease in consolidated net revenues for the year ended January 31, 2011, compared with the consolidated net revenues for the prior year, was due primarily to a decrease of 16.6% in the net revenues of the power industry services business, which represented 96% of consolidated net revenues from continuing operations for the current year. However, the gross profit of the power industry services segment increased by $7.1 million to $28.0 million, or 34.2%, for the current year compared with the amount of gross profit last year. This increase was offset slightly by a decline of $727,000 in the profitability of the telecommunications infrastructure services businesses. Last year's results included income related to the unconsolidated subsidiary in the total amount of $2.2 million. As a result, income from continuing operations before income taxes increased by $4.2 million to $17.0 million for the year ended January 31, 2011 from $12.8 million for the year ended January 31, 2010.

The cash and cash equivalents increased by $17.1 million during the current year to $83.3 million at January 31, 2011. Our operating activities from continuing operations provided $22.2 million of cash including income from continuing operations in the amount of $10.0 million, noncash charges in the amount of $2.9 million and a net favorable change in working capital accounts in the amount of $9.3 million. We used cash in discontinued operations of approximately $2.9 million. We also used cash in the total amount of $2.3 million to retire our bank debt and to make capital expenditures.

At January 31, 2011, the value of our construction contract backlog was $291 million compared with a backlog value of $300 million as of January 31, 2010. During the current year, we signed a construction and start-up services contract, now valued at approximately $56 million, for the construction of a 200 megawatt peaking power plant in Connecticut and received the related full notice-to-proceed. The completion of the project, which includes the installation of four gas turbines with ancillary equipment and systems, is expected to occur during the second quarter of fiscal year 2012. During the current year, the Company also was awarded a contract, valued at approximately $51 million, by a wind-energy power project development firm for the design and construction of a 200 megawatt wind energy project in Henry County, Illinois. The scope of this project includes the design and construction of roads, foundations, and electrical collection systems in addition to erecting one hundred thirty-four (134) sets of towers, turbines, and blades. This project has a planned completion date in the first quarter of 2012. During the current year, we substantially completed the construction of a gas-fired power plant in northern California that represented approximately $60 million in contract backlog at January 31, 2010.

The renegotiation of our engineering, procurement and construction contract for the construction of a gas-fired electricity peaking facility in Southern California added in excess of $10 million to the total value of our backlog. Substantial commencement of this project is expected to occur in the second quarter of fiscal year 2012. This project was awarded to us over two years ago. During the fourth quarter of the current year, the California Energy Commission approved the construction of this power plant and the customer informed us of the signing of a power purchase agreement. Although our expectation is that we will be provided with full notice to proceed for this project, we do not know when that will occur. Should construction work on this project not commence soon, our results of operations for fiscal year 2012 may be adversely affected, perhaps in a material way. We cannot provide assurance that the future net revenues associated with this project will ever be recognized.

Current economic conditions in the United States, which reflect a weak recovery from the recession and continued disruptions in the credit markets, are likely to adversely affect us through at least a large portion of next year, particularly if the depressed state of the construction industry is prolonged or if the continuing government efforts to stabilize financial institutions, to restore order to credit markets, to stimulate spending and to reduce high unemployment are not effective. The current instability in the financial markets may continue to make it difficult for certain of our customers, particularly for projects funded by private investment, to access the credit markets to obtain financing for new construction projects on satisfactory terms or at all. As a result, we may encounter deferrals, delays and cancellations related to new construction projects in the future which could result in a decrease in the overall demand for our services. In addition, we may encounter requirements in the future to make investments in a new project as a condition of EPC contract award. The sharp reduction in the number of new commercial, industrial and infrastructure construction projects has created an extremely competitive bid environment. Many known competitors are reducing prices, willing to sacrifice margin in order to keep work crews busy. Other construction companies are entering our sector of the industry looking for new work at low margins. If we are unsuccessful in continuing to add projects to our backlog, our results of operations for the year ending January 31, 2012 may be adversely affected and our financial condition may be weakened. These uncertain economic conditions are impairing our visibility to an unusual degree.

The expected current year increase in momentum towards more environmentally friendly power generation facilities has not occurred. The federal government has also failed to enact comprehensive energy legislation, including incentives for the retirement of existing coal burning power plants and caps on the volume of carbon emissions. This appears even less likely for the foreseeable future with the recent change in the majority control of the U.S. House of Representatives. The majority political party does not support federal government subsidies and incentives for the development of sources of renewable power. Although certain coal-fired power plants have been shut down, existing coal plants are proving to be a challenge to retrofit or replace. Coal prices are widely considered to be stable and certain states see the availability of inexpensive, coal-fired electricity as a key driver of economic growth. In addition, with the fate of renewable energy tax incentives unknown, potential energy project developers and investors are hesitant to make commitments related to new renewable energy generation facilities.

An effect of the recession was a two-year decline in the demand for power in the United States, the first time this occurred in more than a century. It will likely take at least several years for power consumption to reach 2007 peak levels. As a result, existing power plants will continue to operate with spare capacity to produce additional electricity. Despite the reductions in the demand for power, certain regions of the country continued to add power generation facilities over the last two years, wind energy facilities in particular. The combination of new power generation plants and excess generation capacity elsewhere may obviate the need to build power plants during this power demand recovery period.

Ultimately, we expect that the negative environmental impact of burning coal, concerns about the safety of nuclear power facilities and political focus on energy independence will spur the development of alternative and renewable power facilities which should result in new power facility construction opportunities for us in the future. More than half of the states have adopted formal renewable energy portfolio standards and there is federal support for infrastructure spending. These trends should also lead to additional coal plant shutdowns, and an increase in the demand for not only renewable power generation, but new gas-fired power plants as well.

We continue to observe interest in gas-fired generation as electric utilities and independent power producers look to diversify their power generation options. We believe that the initiatives in many states to reduce emissions of carbon dioxide and other "greenhouse gases," and utilities' desire to fill demand for additional power prior to the completion of more sizeable or controversial projects, will stimulate demand for gas-fired power plants. The current year projects in California and Connecticut, and the backlog peaking plant project referred to above, are all gas-fired electricity-generation plants. In addition, gas-fired generation of electricity has the potential to complement wind, solar and other alternative generation facilities because gas-fired facilities can be brought on-line quickly to smooth the inherently variable generation pattern of these alternative energy sources. We would also expect power producers to increase future capital spending on gas-fired power plants to take advantage of recent lower natural gas prices and the prospect that these prices may remain stable for some time because of gas field development projects in the United States, as well as potential liquefied natural gas imports. While it is unclear what the future impact of economic conditions might have on the timing or financing of future projects, we expect that gas-fired power plants will continue to be an important component of long-term power generation development in the United States and believe our capabilities and expertise will position us as a market leader for these projects.

In summary, it is uncertain what impacts the general economic conditions and the aftereffects of the financial/credit crisis in the United States may ultimately have on our business. We are focused on the effective and efficient completion of our current construction projects and the control of costs, which resulted in favorable profit and cash flow results for the current year. Despite the intensely competitive business environment, we are committed to the rational pursuit of new construction projects. This approach may result in a low volume of new business bookings until the demand for new power generation facilities and the other construction industry sectors recover fully. In the meantime, we will conserve cash and strive to maintain an overall strong balance sheet.

We remain cautiously optimistic about our long-term growth opportunities. We are focused on expanding our position in the growing power markets where we expect investments to be made based on forecasts of increasing electricity demand covering decades into the future. We believe that our expectations are reasonable and that our future plans are based on reasonable assumptions. However, such forward-looking statements, by their nature, involve risks and uncertainties, and they should be considered in conjunction with the risk factors included elsewhere in this 2011 Annual Report.

Discontinued Operations

In December 2010, our Board of Directors approved management's plan to dispose of the operations of the nutritional products line of business conducted by its wholly-owned subsidiary, Vitarich Laboratories, Inc. ("VLI"). Since 2006, VLI incurred operating results that were consistently below expected results. The loss of certain major customers and the reduction in the amounts of orders received from other large customers caused net revenues to decline and this business segment to report operating losses. The Board of Directors considered that, despite turnaround efforts, VLI incurred an operating loss of approximately $2.9 million for the nine months ended October 31, 2010. We reported operating losses for VLI of approximately $2.2 million, $6.9 million and $8.9 million for the fiscal years ended January 31, 2010, 2009 and 2008, respectively, including impairment losses related to the indefinite-lived and long-lived assets of approximately $2.0 million and $6.8 million for the fiscal years ended January 31, 2009 and 2008, respectively.

On March 11, 2011, we completed the sale of substantially all of the assets of VLI to an unrelated company. The asset sale was consummated for an aggregate cash purchase price of up to $3,100,000 and the assumption by the purchaser of certain trade payables, accrued expenses and remaining obligations under VLI's facility leases. Of the cash purchase price, $800,000 was paid at closing and the remaining $2,300,000 was placed into escrow. VLI will be paid from the escrow amount as purchased inventory is used in production or sold and purchased accounts receivable are collected. At the end of nine months of the closing, all money still held in the escrow account will be returned to the purchaser. Including additional loss from operations, we expect the disposition to result in income (loss) from discontinued operations in the range of $700,000 loss to $300,000 income for the fiscal year ending January 31, 2012.

The assets and liabilities of VLI as of January 31, 2011 and 2010 are classified as held for sale and the financial results of VLI have been presented as discontinued operations in the accompanying consolidated financial statements. The losses from discontinued operations for the years ended January 31, 2011 and 2010 were $2.2 million, or $0.16 per diluted share, and $1.3 million, or $0.09 per diluted share, respectively. Cash used in the discontinued operations of VLI for the years ended January 31, 2011 and 2010 was $2.9 million and $2.2 million, respectively.

Comparison of the Results of Operations for the Years Ended January 31, 2011 and 2010

The following schedule compares the results of our operations for the years ended January 31, 2011 and 2010. Except where noted, the percentage amounts represent the percentage of net revenues for the corresponding year. As analyzed below the schedule, we reported net income of $7.8 million for the fiscal year ended January 31, 2011. For the fiscal year ended January 31, 2010, we reported net income of $7.0 million.

	2011		2010	
Net revenues				
Power industry services	$ 174,938,000	95.8 %	$ 209,814,000	96.1 %
Telecommunications infrastructure services	7,654,000	4.2 %	8,517,000	3.9 %
Net revenues	182,592,000	100.0 %	218,331,000	100.0 %
Cost of revenues **				
Power industry services	146,976,000	84.0 %	188,983,000	90.1 %
Telecommunications infrastructure services	6,493,000	84.8 %	6,629,000	77.8 %
Cost of revenues	153,469,000	84.1 %	195,612,000	89.6 %
Gross profit	29,123,000	15.9 %	22,719,000	10.4 %
Selling, general and administrative expenses	12,129,000	6.6 %	11,999,000	5.5 %
	16,994,000	9.3 %	10,720,000	4.9 %
Interest expense	(35,000)	*	(184,000)	*
Investment income	85,000	*	108,000	*
Equity in the earnings of an unconsolidated subsidiary	--	--	1,288,000	*
Gain from bargain purchase	--	--	877,000	*
Income from continuing operations before income taxes	17,044,000	9.3 %	12,809,000	5.9 %
Income tax expense	7,037,000	3.8 %	4,508,000	2.1 %
Income from continuing operations	10,007,000	5.5 %	8,301,000	3.8 %
Loss from discontinued operations	2,233,000	1.2 %	1,261,000	*
Net income	$ 7,774,000	4.3 %	$ 7,040,000	3.2 %

* Less than 1%.

** The cost of revenues percentage amounts represent the percentage of net revenues of the applicable segment.

Net Revenues

Power Industry Services

The net revenues of the power industry services business decreased by $34.9 million, or 16.6%, to $174.9 million for the year ended January 31, 2011 compared with net revenues of $209.8 million for the prior year. The net revenues of this business represented approximately 96% of consolidated net revenues from continuing operations for both the year ended January 31, 2011 and the year ended January 31, 2010.

The operating results of the power industry services segment for the current fiscal year reflected a decline in activity on this segment's largest current project as it moved into the commissioning phase. Net revenues related to this project, a gas-fired power plant located in Southern California, represented 58.9% and 56.5% of power industry services net revenues and consolidated net revenues from continuing operations for the current year, respectively, and was substantially completed at January 31, 2011. A year ago, the net revenues related to this project represented 96.2% and 92.4% of segment net revenues and consolidated net revenues from continuing operations, respectively. Construction activity on the gas-fired peaking plant under construction in Connecticut provided net revenues representing 23.4% and 22.4% of power industry services net revenues and consolidated net revenues from continuing operations for the current year, respectively. Construction activities related to wind-energy farms provided approximately 17% of the net revenues of the segment and continuing operations for the current year.

Telecommunications Infrastructure Services

The telecommunications infrastructure services business of SMC is challenged by the depressed state of commercial and residential construction activity in the mid-Atlantic region. As a result, net revenues for the year ended January 31, 2011 decreased to $7.7 million compared with net revenues of $8.5 million for the prior year, representing a 10.1% decrease between years. The net revenues of this business represented approximately 4% of consolidated net revenues from continuing operations for the years ended January 31, 2011 and 2010.

Net revenues related to the performance of outside premises activities increased to approximately 48.9% of this segment's business for the year ended January 31, 2011 from approximately 47.3% of this segment's net revenues for the year ended January 31, 2010 due primarily to the amount of work performed under a contract, awarded during the current year, with a local government for the installation of battery systems designed to provide prolonged power for traffic signals during electricity outages, including material purchases, and under a subcontract for both outside and inside plant services on a large commercial building construction project. SMC also experienced an increase in net revenues from its long-time local electricity cooperative customer. We experienced an increase in the number of work orders for maintenance and repair services issued by and completed pursuant to our master agreement with this customer. As a result, this segment was able to offset substantially the effect of net revenues lost under a services contract with the regional telecommunications service provider that expired at the end of December 2009. This business represented approximately 17.7% of the net revenues of SMC for the year ended January 31, 2010.

Net revenues related to the performance of inside premises cabling activities declined by approximately 13% between years. SMC's second largest customer had a prime contract with the federal government that expired during the current year. On a subcontractor basis for this customer, we performed inside services at various government installations throughout our region. The net revenues provided by this customer represented approximately 28.0% and 34.0% of SMC's net revenues for the years ended January 31, 2011 and 2010, respectively.

SMC's business plan for the new fiscal year is based on the continuation of aggressive bid and proposal efforts resulting in the addition of new business. However, despite our business development efforts, we cannot provide assurance that SMC will maintain its current level of net revenues for the fiscal year ending January 31, 2012.

Cost of Revenues

Due primarily to the decline in consolidated net revenues for the year ended January 31, 2011 compared with the year ended January 31, 2010, the consolidated cost of revenues also declined. These costs were $153.5 million and $195.6 million for the years ended January 31, 2011 and 2010, respectively, representing a decrease of approximately $42.1 million between the years, or 21.5%. The overall gross profit percentage for the current year improved to 15.9% from 10.4% last year due primarily to the change in the mix of projects performed for power industry services customers during the current year as described above. The margin percentages associated with projects commenced in the current year, which together represented slightly in excess of 41% of this segment's net revenues for the current year, are more favorable than the overall margin percentage experienced on the gas-fired power plant construction project located in California which was the primary project underway last year.

The cost of revenues for the power industry services business of GPS decreased for the year ended January 31, 2011 to $147.0 million from $189.0 million for the year ended January 31, 2010. Moreover, the cost of revenues as a percentage of corresponding net revenues decreased to 84.0% for the current year from 90.1% last year. The decrease in this percentage in the current year was due primarily to the types of costs incurred on our largest construction project for the year, as this project neared its completion, and the improved gross profit on newer projects underway during the current year.

For SMC, the cost of revenues, expressed as a percentage of corresponding net revenues, increased to 84.8% for the current year from 77.8% last year due primarily to a change in the mix of customers contributing to net revenues between the years.

Selling, General and Administrative Expenses

These costs increased by $130,000, or 1.1%, to approximately $12.1 million for the current year from approximately $12.0 million last year. The increase in stock option compensation expense of approximately $462,000 and the increase in salaries and benefits costs of $339,000 (due to the consolidation of GRP) were substantially offset by a reduction of $575,000 between years in the amount of bonus expense.

Other Income and Expense

Included in these results last year was our share of the earnings of GRP, a 50% owned subsidiary until December 2009, of approximately $1,288,000 and the gain of $877,000 realized in connection with the acquisition of the remaining 50% ownership interest whereby GRP became a wholly-owned subsidiary.

Income Tax Expense

For the year ended January 31, 2011, we incurred income tax expense related to continuing operations of $7.0 million reflecting an annual effective income tax rate of 41.3% which differed from the expected federal income tax rate of 34% due primarily to the unfavorable effects of state income taxes and income tax return to provision true-up adjustments in the approximate amount of $338,000. For the year ended January 31, 2010, we incurred income tax expense of $4.5 million reflecting an effective annual income tax rate of 35.2% which differed from the expected federal income tax rate of 34% due primarily to the effect of state income tax expense offset substantially by the favorable tax effects of permanent differences including the domestic manufacturing deduction. For the current year, the favorable income tax effect of the domestic manufacturing deduction was substantially offset by the unfavorable effect of nondeductible stock option and other compensation expenses.

Liquidity and Capital Resources as of January 31, 2011

The balance of cash and cash equivalents increased by $17.1 million during the current year to a balance of $83.3 million as of January 31, 2011 compared with a balance of $66.2 million as of January 31, 2010. Last year, cash and cash equivalents declined by $8.5 million. The changes between the years in the mix and status of the power plant construction projects under construction by GPS was a significant factor in the improvement in cash flows for the year ended January 31, 2011.

Consolidated working capital increased during the current year to $73.2 million as of January 31, 2011 from approximately $63.4 million as of January 31, 2010. We also have an available balance of $4.25 million under our revolving line of credit financing arrangement with Bank of America (the "Bank"). In March 2010, the Bank agreed to extend the expiration date of the line of credit to May 2011. Management expects that it will succeed in obtaining a renewal of the line of credit at the expiration of the current term.

For the year ended January 31, 2011, net cash provided by continuing operating activities was $22.2 million. We reported income from continuing operations of approximately $10.0 million for the current year. The amount of non-cash adjustments to income from continuing operations for the current year represented a net source of cash of approximately $2.9 million, including stock compensation expense of $1,502,000 amortization and depreciation of $992,000 and deferred income tax expense of $410,000. During the current year, the increase in accounts receivable represented a $10.4 million use of cash as construction activity increased for the gas-fired power peaking facility under construction in Connecticut. However, the allowable billings on this project have included amounts covering forecasted short-term costs resulting in an increase during the current year in billings in excess of actual costs and estimated earnings as well. This increase represents a source of cash in the amount of $8.0 million. The decrease in activity on the gas-fired power plant located in California was the primary cause of the decreases in costs and estimated earnings in excess of billings and accounts payable and accrued expenses which represented net cash amounts of $11.5 million and $5.1 million provided by and used in operating activities during the current year, respectively. During the current year, we also reduced the amount of cash subject to restrictions as described in Note 5 to the consolidated financial statements, providing net cash in the amount of $3.8 million. Reflecting cash used by the discontinued operations of VLI in the amount of $2.9 million, net cash provided by operations was $19.3 million for the current year.

Last year, despite reporting income from continuing operations of approximately $8.3 million, we used net cash in continuing operations in the amount of $10.7 million. We experienced changes in the amounts of several operating asset and liability accounts that represented uses of cash due primarily to the timing of billings on the California power plant construction project as activity on this project increased during the year. An increase in the amount of costs and estimated earnings in excess of billings and a decrease in the amount of billings in excess of costs and estimated earnings represented uses of cash in the amounts of $6.6 million and $3.5 million, respectively. We also used cash last year to make payments reducing the amount of accounts payable and accrued liabilities by $21.7 million. Net cash amounts of $8.7 million and $5.0 million were provided by decreases in the balances of accounts receivable and restricted cash, respectively. Non-cash adjustments to income from continuing operations represented a net source of cash in the amount of $150,000 last year, including stock compensation expense of $1,040,000 amortization and depreciation of $967,000 and deferred income tax expense of $308,000. These amounts were substantially offset by two items included in income from continuing operations without providing cash -- the equity in the earnings of the unconsolidated subsidiary in the amount of $1,288,000 and the gain realized on the bargain purchase of the remaining ownership interest in this entity in the amount of $877,000. Cash used by the discontinued operations of VLI in the amount of $2.2 million was reflected in net cash used in operations in the amount of $12.8 million last year.

During the year ended January 31, 2011, we used net cash in connection with financing and investing activities in the amounts of $1,715,000 and $483,000, respectively, due primarily to principal payments made during the year to retire our remaining term note with the Bank totaling $1,833,000 and the net purchases of property plant and equipment by continuing operations in the amount of $487,000.

During the year ended January 31, 2010, net cash was used in connection with financing activities in the amount of $1,564,000 as we used cash to make principal payments on long-term debt totaling $2,301,000, and received cash proceeds from the exercise of stock warrants and options in the amount of $737,000. Exercises of stock options and warrants provided net cash proceeds of only $118,000 during the year ended January 31, 2011. Prior year investing activities provided net cash in the amount of $5,861,000. The acquisition of the remaining 50% ownership interest in GRP resulted in the net addition of $5,981,000 in cash. Capital expenditures made last year by continuing operations used $190,000 in net cash.

The financing arrangements with the Bank provide for the measurement at our fiscal year-end and at each of our fiscal quarter-ends (using a rolling 12-month year) of certain financial covenants, determined on a consolidated basis, including requirements that the ratio of total funded debt to EBITDA (as defined) not exceed 2 to 1, that the ratio of senior funded debt to EBITDA (as defined) not exceed 1.50 to 1, and that the fixed charge coverage ratio not be less than 1.25 to 1. At January 31, 2011 and 2010, we were in compliance with each of these financial covenants. The Bank's consent is required for acquisitions and divestitures. We have pledged the majority of the Company's assets to secure the financing arrangements. The amended financing arrangement contains an acceleration clause which allows the Bank to declare amounts outstanding under the financing arrangements due and payable if it determines in good faith that a material adverse change has occurred in the financial condition of any of our companies. We believe that the Company will continue to comply with its financial covenants under the financing arrangement. If the Company's performance results in our noncompliance with any of the financial covenants, or if the Bank seeks to exercise its rights under the acceleration clause referred to above, we would seek to modify the financing arrangement, but there can be no assurance that the Bank would not exercise its rights and remedies under the financing arrangement including accelerating payment of any outstanding senior debt due and payable. Subsequent to January 31, 2011, we received the required consent from the Bank in order to complete the disposition of substantially all of the assets of VLI.

At January 31, 2011, most of the balance of cash and cash equivalents was invested in money market funds sponsored by an investment division of the Bank. Our operating and restricted bank accounts are maintained with the Bank. We believe that cash on hand, cash generated from our future operations and funds available under our line of credit will be adequate to meet our general business needs in the foreseeable future without deterioration of working capital. Any future acquisitions, or other significant unplanned cost or cash requirement, may require us to raise additional funds through the issuance of debt and/or equity securities. There can be no assurance that such financing will be available on terms acceptable to us, or at all. If additional funds are raised by issuing equity securities, significant dilution to the existing stockholders may result.

Off-Balance Sheet Arrangements

We maintain a variety of commercial commitments that are generally made available to provide support for various commercial provisions in the engineering, procurement and construction contracts.

In the ordinary course of business, our customers may request that we obtain surety bonds in connection with construction contract performance obligations that are not required to be recorded in our consolidated balance sheets. We would be obligated to reimburse the issuer of our surety bonds for any payments made. Each of our commitments under performance bonds generally ends concurrently with the expiration of the related contractual obligation. If necessary, we may obtain standby letters of credit from the Bank in the ordinary course of business, not to exceed $10.0 million. The financial crisis associated with the recession has not disrupted our insurance or surety programs or limited our ability to access needed insurance or surety capacity. We also have a line of credit committed by the Bank in the amount of $4.25 million for general purposes.

From time to time, we provide guarantees related to our services or work. If our services under a guaranteed project would be determined to have resulted in a material defect or other material deficiency, then we may be responsible for monetary damages or other legal remedies. When sufficient information about claims on guaranteed projects would be available and monetary damages or other costs or losses would be determined to be probable, we would record such guarantee losses.

Earnings before Interest, Taxes, Depreciation and Amortization (Non-GAAP Measurement)

We believe that Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a meaningful presentation that enables us to assess and compare our operating cash flow performance on a consistent basis by removing from our operating results the impacts of our capital structure, the effects of the accounting methods used to compute depreciation and amortization and the effects of operating in different income tax jurisdictions. Further, we believe that EBITDA is widely used by investors and analysts as a measure of performance.

As EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States ("US GAAP"), we do not believe that this measure should be considered in isolation from, or as a substitute for, the results of our operations presented in accordance with US GAAP that are included in our consolidated financial statements. In addition, our EBITDA does not necessarily represent funds available for discretionary use and is not necessarily a measure of our ability to fund our cash needs.

The following table presents the determinations of EBITDA for continuing operations for the years ended January 31, 2011 and 2010:

	2011	2010
Income from continuing operations, as reported	$ 10,007,000	$ 8,301,000
Interest expense	35,000	184,000
Income tax expense	7,037,000	4,508,000
Amortization of purchased intangible assets	350,000	350,000
Depreciation and other amortization	642,000	617,000
EBITDA	$ 18,071,000	$ 13,960,000

As we believe that our net cash flow from continuing operations is the most directly comparable performance measure determined in accordance with US GAAP, the following table reconciles the amounts of EBITDA for the applicable years, as presented above, to the corresponding amounts of net cash flows provided by (used in) continuing operating activities that are presented in our consolidated statements of cash flows:

	2011	2010
EBITDA	$ 18,071,000	$ 13,960,000
Current income tax expense	(6,627,000)	(4,200,000)
Interest expense	(35,000)	(184,000)
Non-cash stock option compensation expense	1,502,000	1,040,000
Equity in the earnings of an unconsolidated subsidiary	--	(1,288,000)
Gain from bargain purchase	--	(877,000)
Decrease in escrowed cash	3,759,000	4,998,000
(Increase) decrease in accounts receivable	(10,359,000)	8,715,000
Change related to the timing of scheduled billings	19,530,000	(10,055,000)
Decrease in accounts payable and accrued liabilities	(5,097,000)	(21,725,000)
Other, net	1,490,000	(1,041,000)
Net cash provided by (used in) continuing operations	$ 22,234,000	$ (10,657,000)

Inflation

Our monetary assets, consisting primarily of cash, cash equivalents and accounts receivables, and our non-monetary assets, consisting primarily of goodwill and other purchased intangible assets, are not affected significantly by inflation. We believe that replacement costs of equipment, furniture, and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our costs and expenses, such as those for employee compensation and benefits and commodities used in construction projects, which may not be readily recoverable in the price of services offered by us.

Critical Accounting Policies

We consider the accounting policies related to revenue recognition on long-term construction contracts; the valuation of goodwill, other indefinite-lived assets and long-lived assets; the valuation of employee stock options; income tax reporting and the reporting of legal matters to be most critical to the understanding of our financial position and results of operations. Critical accounting policies are those related to the areas where we have made what we consider to be particularly subjective or complex judgments in making estimates and where these estimates can significantly impact our financial results under different assumptions and conditions. These estimates, judgments, and assumptions affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of net revenues and expenses during the reporting periods. We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions.

A description of the Company's significant accounting policies, including those discussed below, is included in Note 2 to the accompanying consolidated financial statements included in Item 8 of this 2011 Annual Report.

Revenue Recognition

We enter into construction contracts principally on the basis of competitive bids. The types of contracts may vary and include agreements under which net revenues are based on a fixed-price or cost-plus-fee basis. Net revenues from cost-plus-fee construction agreements are recognized on the basis of costs incurred during the period plus the fee earned, measured using the cost-to-cost method. Net revenues from fixed-price construction contracts are recognized on the percentage-of-completion method. The percentage-of-completion method measures the ratio of costs incurred and accrued to date for each contract to the estimated total costs for each contract at completion. This requires us to prepare on-going estimates of the costs to complete each contract as the project progresses. In preparing these estimates, we make significant judgments and assumptions concerning our significant costs, including materials, labor and equipment, and we evaluate contingencies based on possible schedule variances, production delays or other productivity factors.

Actual costs may vary from the costs we estimate. Variations from estimated contract costs along with other risks inherent in fixed-price contracts may result in actual net revenues and gross profits differing from those we estimate and could result in losses on projects. If a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined, without regard to the percentage of completion. We review the estimate of total cost on each significant contract monthly. We consider unapproved change orders to be contract variations on which we have customer approval for scope change, but not for price associated with that scope change. These costs are included in the estimated cost to complete the contracts and are expensed as incurred. We recognize net revenue equal to cost incurred on unapproved change orders when realization of price approval is probable and the estimated amount is equal to or greater than our cost related to the unapproved change order and the related margin when the change order is formally approved by the customer. Net revenue recognized on unapproved change orders is included in contract costs and estimated earnings in excess of billings on uncompleted contracts on the consolidated balance sheet. Depending on the size of a particular project, variations from estimated project costs could have a significant impact on our operating results for any fiscal quarter or year. Changes to the total estimated contract cost of a fixed-price contract may affect the amount of profit or the extent of loss. We believe our exposure to losses on fixed price contracts is limited by management's experience in estimating contract costs and in making early identification of unfavorable variances as work progresses.

Goodwill and Other Indefinite-Lived Intangible Assets

In connection with the acquisitions of GPS, VLI and SMC, we recorded substantial amounts of goodwill and other purchased intangible assets including contractual and other customer relationships, proprietary formulas, non-compete agreements and trade names. Other than goodwill, most of our purchased intangible assets were determined to have finite useful lives. At February 1, 2010, the beginning of our most recent fiscal year, the total carrying value of goodwill and the remaining purchased intangible asset with an indefinite life totaled approximately $18.7 million, which represented approximately 14% of consolidated total assets. This amount included $18.5 million in goodwill related to the acquisition of GPS.

The Company reviews for impairment, at least annually, the carrying values of goodwill and other purchased intangible assets deemed to have an indefinite life. The annual review performance date is November 1. We also perform tests for impairment of goodwill and other intangible assets with indefinite lives more frequently if events or changes in circumstances indicate that an asset value might be impaired.

As prescribed by current accounting guidance, we determine whether goodwill has been impaired or not using a two-step process of analysis. The first step of our goodwill impairment testing process is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. We utilized the assistance of a professional appraisal firm in the determination of the fair value of Gemma as of November 1, 2010. A variety of alternative valuation approaches were considered. As a result of the analysis, we concluded that the market multiple and the discounted cash flow analysis approaches were the most appropriate valuation techniques for this exercise.

For the market multiple valuation, a fair value estimate for GPS was determined based on an evaluation of the market values of a selected number of reasonably similar publicly traded companies. A separate estimate was determined using a discounted cash flow analysis. Projected cash flows for GPS were developed based on its historical financial performance, a short-term projection of operating results based on the existing backlog of current business and the assumed addition of certain identified future projects, and published projected growth rates for the power construction industry. The projected cash flow amounts were discounted to present value based on rates of return which were determined considering prevalent rates of return, business risks for the industry and risks specifically related to GPS. A 50/50 weighting was applied to the results of the market multiple valuation and the discounted cash flow analysis of fair value in order to arrive at an average amount considered the fair value of GPS.

As a result of this valuation, we concluded that the fair value of the net assets of GPS substantially exceeded its carrying amount. Therefore, the goodwill of GPS was deemed not to be impaired, and the performance of step two of the impairment assessment process was not required. Using a discounted cash flow analysis, we determined that the fair value of our other indefinite-live asset, the trade name of SMC, exceeded the corresponding carrying value of $181,000 at November 1, 2010.

Long-Lived Assets

Our long-lived assets consist primarily of equipment used in our operations. Fixed assets are carried at cost and are depreciated over their estimated useful lives, ranging from five to twenty years, using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The carrying value of certain long-lived assets is evaluated periodically whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. If events and circumstances such as poor operating results of the applicable business segment indicate that the asset(s) should be reviewed for possible impairment, we use projections to assess whether future cash flows, including disposition, on a non-discounted basis related to the tested assets are likely to exceed the recorded carrying amount of the assets to determine if an impairment exists. If we identify a potential impairment, we will estimate the fair value of the assets through known market transactions of similar equipment and other valuation techniques, which could include the use of similar projections on a discounted basis. We will report a loss to the extent that the carrying value of the impaired assets exceeds their fair value.

Deferred Tax Assets

As of January 31, 2011 and 2010, our consolidated balance sheets included net deferred tax assets in the total amounts of $1.1 million and $1.6 million, respectively, resulting from our future deductible temporary differences. In assessing whether deferred tax assets may be realizable, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our ability to realize our deferred tax assets depends primarily upon the generation of sufficient future taxable income to allow for the utilization of our deductible temporary differences and tax planning strategies. If such estimates and assumptions change in the future, we may be required to record valuation allowances against some or all of the deferred tax assets resulting in additional income tax expense in our consolidated statement of operations. At this time, we believe that the strong earnings performance of our power industry services business segment will continue during the periods in which the applicable temporary income tax differences become deductible. Accordingly, we believe that it is more likely than not that we will realize the benefit of our net deferred tax assets. The amounts of income from operations before income taxes for this business segment were $21.6 million and $16.5 million for the fiscal years ended January 31, 2011 and 2010, respectively.

Stock Options

We measure the cost of equity compensation to our employees and independent directors based on the estimated grant-date fair value of the awards and recognize the corresponding expense amounts over the vesting periods. Options to purchase 237,000 and 123,000 shares of our common stock were awarded during the years ended January 31, 2011 and 2010, respectively, with weighted average fair value per share amounts of $6.31 and $7.21, respectively. The amounts of compensation expense recorded during the years ended January 31, 2011 and 2010 related to vesting stock options were $1.5 million and $1.0 million, respectively. We use the Black-Scholes option pricing model to compute the fair value of stock options. The Black-Scholes model requires the use of highly subjective assumptions in the computations which are disclosed in Note 13 to the accompanying consolidated financial statements and include the risk-free interest rate, the expected volatility of the market price of our common stock and the expected life of the stock option. We use of a "simplified method" in developing the estimates of the expected lives of stock options, as we believe that our historical stock option exercise experience is insufficient to provide a reasonable basis upon which to estimate expected lives. Changes in these assumptions can cause significant fluctuations in the fair value of stock option awards.

Legal Contingencies

As discussed in Note 12 to the consolidated financial statements, we are involved in several legal matters where litigation has been initiated or claims have been made against us. We intend to vigorously defend ourselves in each case. At this time, we do not believe that a material loss is probable related to any of the current matters discussed therein. However, we do maintain accrued expense balances for the estimated amounts of legal costs expected to be billed related to each matter. We review the status of each matter and assess the adequacy of the accrued expense balances at the end of each fiscal quarter, and make adjustments to the balances if necessary. Should our assessments of the outcomes of these legal matters change, significant losses or additional costs may be recorded.

Adopted and Other Recently Issued Accounting Pronouncements

Included in Note 3 to the accompanying consolidated financial statements included in Item 8 of this 2011 Annual Report are discussions of accounting pronouncements adopted by us during the year ended January 31, 2011 that we consider relevant to our consolidated financial statements and recently issued accounting pronouncements that have not yet been adopted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not required for companies permitted to use the scaled disclosures for smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See the Index to the Consolidated Financial Statements on page 41 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Attached as exhibits to this Annual Report on Form 10-K are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required in accordance with Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications.

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" ("Disclosure Controls") as of the end of the year covered by this Annual Report on Form 10-K. The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report, which is set forth below.

Based on the controls evaluation, our CEO and CFO have concluded that, as of the end of the year covered by this Annual Report on Form 10-K, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified by the SEC, and the material information related to Argan, Inc. and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States ("US GAAP"). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Management assessed our internal control over financial reporting as of January 31, 2011, the end of the fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with US GAAP. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors. In addition, on a quarterly basis we will evaluate any changes to our internal control over financial reporting to determine if material change occurred.

Changes in Internal Controls

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended January 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item will be incorporated by reference to our 2011 Proxy Statement relating to the election of directors and other matters, which is expected to be filed by us pursuant to Regulation 14A, within 120 days after the close of our fiscal year.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item will be incorporated by reference to our 2011 Proxy Statement relating to the election of directors and other matters, which is expected to be filed by us pursuant to Regulation 14A, within 120 days after the close of our fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item will be incorporated by reference to our 2011 Proxy Statement relating to the election of directors and other matters, which is expected to be filed by us pursuant to Regulation 14A, within 120 days after the close of our fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item will be incorporated by reference to our 2011 Proxy Statement relating to the election of directors and other matters, which is expected to be filed by us pursuant to Regulation 14A, within 120 days after the close of our fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item will be incorporated by reference to our 2011 Proxy Statement relating to the election of directors and other matters which is expected to be filed by us pursuant to Regulation 14A, within 120 days after the close of our fiscal year.

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULE.

The following exhibits are filed as part of this Annual Report on Form 10-K:

Exhibit No.	Description
3.1	Certificate of Incorporation, as amended. Incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 27, 2004.
3.2	Bylaws. Incorporated by reference to the Company's Form 10-K filed with the Securities and Exchange Commission on April 14, 2009.
4.1	Stock Purchase Agreement dated as of May 4, 2006 between Argan, Inc. and the purchasers identified on Schedule A attached thereto. [a]
4.2	Stock Purchase Agreement dated as of December 8, 2006 by and among Argan, Inc. and the purchasers identified on Schedule A attached thereto. [b]
4.3	Stock Purchase Agreement dated as of December 8, 2006 by and between Argan, Inc. and Argan Investments LLC. [b]
4.4	Registration Rights Agreement dated December 8, 2006 by and between Argan, Inc. and Argan Investments LLC. [b]
4.5	Form of Subscription and Investment Agreement, relating to a private placement of 2.2 million shares of the Company's common stock completed July 2, 2008. Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on July 7, 2008.
10.1	2001 Incentive Stock Option Plan. Incorporated by reference to the Company's Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on August 6, 2001.

10.2	Form of Common Stock Purchase Warrant dated April 29, 2003. Incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 27, 2004.
10.3	Employment Agreement dated as of January 3, 2005 by and between Argan, Inc. and Rainer H. Bosselmann. Incorporated by reference to the Company's Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 5, 2005.
10.4	Employment Agreement dated as of January 3, 2005 by and between Argan, Inc. and Arthur F. Trudel, Jr. Incorporated by reference to the Company's Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 5, 2005.
10.5	Membership Interest Purchase Agreement, dated as of December 6, 2006, by and among, Argan, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California, William F. Griffin, Jr. and Joel M. Canino. (b)
10.6	Stock Purchase Agreement, dated as of December 8, 2006, by and among Argan, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California, William F. Griffin, Jr. and Joel M. Canino. (b)
10.7	Employment Agreement dated as of December 8, 2006 by and between Gemma Power Systems, LLC and William F. Griffin, Jr. (b)
10.8	First Amendment to the Employment Agreement of William F. Griffin, dated February 29, 2008. Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on March 5, 2008.
10.9	Second Amendment to the Employment Agreement of William F. Griffin, dated March 5, 2009. Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on March 9, 2009.
10.10	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Argan, Inc. (on behalf of Southern Maryland Cable, Inc.) in favor of Bank of America, N.A. (b)
10.11	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Argan, Inc. (on behalf of Vitarich Laboratories, Inc.) in favor of Bank of America, N.A. (b)
10.12	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Argan, Inc. (on behalf of Gemma Power Systems, LLC) in favor of Bank of America, N.A. (b)
10.13	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Argan, Inc. (on behalf of Gemma Power, Inc.) in favor of Bank of America, N.A. (b)
10.14	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Argan, Inc. (on behalf of Gemma Power Systems California) in favor of Bank of America, N.A. (b)
10.15	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Gemma Power Systems, LLC (on behalf of Gemma Power Hartford, LLC) in favor of Bank of America, N.A. (b)
10.16	Pledge and Assignment Agreement dated as of December 8, 2006 by Argan, Inc. in favor of Bank of America, N.A. for the benefit of Travelers Casualty and Surety Company of America. (b)
10.17	Second Amended and Restated Financing and Security Agreement dated December 11, 2006 by and among Argan, Inc.; Southern Maryland Cable, Inc.; Vitarich Laboratories, Inc.; Gemma Power Systems, LLC; Gemma Power, Inc.; Gemma Power Systems California, Inc.; Gemma Power Hartford, LLC and Bank of America, N.A. (b)
10.18	Acquisition Term Note dated December 11, 2006, issued by Argan, Inc.; Southern Maryland Cable, Inc.; Vitarich Laboratories, Inc.; Gemma Power Systems, LLC; Gemma Power, Inc.; Gemma Power Systems California, Inc. and Gemma Power Hartford, LLC in favor of Bank of America, N.A. (b)

10.19	First Amendment to Second Amended and Restated Financing and Security Agreement, dated March 28, 2008, by and among Argan, Inc.; Southern Maryland Cable, Inc.; Vitarich Laboratories, Inc.; Gemma Power Systems, LLC; Gemma Power, Inc.; Gemma Power Systems California, Inc.; Gemma Power Hartford, LLC and Bank of America, N.A. Incorporated by reference to the Company's Form 10-K filed with the Securities and Exchange Commission on April 24, 2008.
10.20	Second Amendment to Second Amended and Restated Financing and Security Agreement, dated June 3, 2008, by and among Argan, Inc.; Southern Maryland Cable, Inc.; Vitarich Laboratories, Inc.; Gemma Power Systems, LLC; Gemma Power, Inc.; Gemma Power Systems California, Inc., Gemma Power Hartford, LLC and Bank of America, N.A. Incorporated by reference to the Company's Form 10-K filed with the Securities and Exchange Commission on April 14, 2009.
10.21	Third Amendment to Second Amended and Restated Financing and Security Agreement, dated April 26, 2010, by and among Argan, Inc.; Southern Maryland Cable, Inc.; Vitarich Laboratories, Inc.; Gemma Power Systems, LLC; Gemma Power, Inc.; Gemma Power Systems California, Inc.; Gemma Power Hartford, LLC and Bank of America, N.A. Incorporated by reference to the Company's Form 10-Q filed with the Securities and Exchange Commission on June 8, 2010.
10.22	Fifth Amended and Restated Revolving Credit Note dated April 26, 2010, issued by Argan, Inc.; Southern Maryland Cable, Inc.; Vitarich Laboratories, Inc.; Gemma Power Systems, LLC; Gemma Power, Inc.; Gemma Power Systems California, Inc. and Gemma Power Hartford, LLC in favor of Bank of America, N.A. (b)
10.23	Consent and Release Agreement, dated February 1, 2011, by and among Argan, Inc.; Southern Maryland Cable, Inc.; Vitarich Laboratories, Inc.; Gemma Power Systems, LLC; Gemma Power, Inc.; Gemma Power Systems California, Inc.; Gemma Power Hartford, LLC and Bank of America, N.A. (c)
10.24	Fourth Amendment to Second Amended and Restated Financing and Security Agreement, dated February 1, 2011, by and among Argan, Inc.; Southern Maryland Cable, Inc.; Vitarich Laboratories, Inc.; Gemma Power Systems, LLC; Gemma Power, Inc.; Gemma Power Systems California, Inc.; Gemma Power Hartford, LLC and Bank of America, N.A. (c)
10.25	Asset Purchase Agreement, dated March 11, 2011, by and among Vitarich Laboratories, Inc., NBTY Florida, Inc. and Argan, Inc. Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on March 17, 2011.
10.26	Escrow Agreement, dated March 11, 2011, by and among NBTY Florida, Inc., Vitarich Laboratories, Inc., Farrell Fritz, P.C. and Argan, Inc. Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on March 17, 2011.
14.1	Code of Ethics. Incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 27, 2004.
14.2	Argan, Inc. Code of Conduct (Amended January 2007). Incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 26, 2007.
21	Subsidiaries of the Company. Incorporated by reference to the Company's Form 10-K filed with the Securities and Exchange Commission on April 14, 2010.
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm. (c)
31.1	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002. (c)
31.2	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002. (c)
32.1	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002. (c)

32.2	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002. [(c)]

(a) Incorporated by reference to the Company's Form 8-K, dated May 4, 2006, filed with the Securities and Exchange Commission on May 9, 2006.
(b) Incorporated by reference to the Company's Form 8-K, dated December 8, 2006, filed with the Securities and Exchange Commission on December 14, 2006.
(c) Filed herewith.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ARGAN, INC.

By: */s/ Rainer H. Bosselmann*
Rainer H. Bosselmann
Chairman of the Board and Chief Executive Officer
Dated: April 14, 2011

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Rainer H. Bosselmann Rainer H. Bosselmann	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 14, 2011
/s/ Arthur F. Trudel Arthur F. Trudel	Senior Vice President, Chief Financial Officer and Secretary (Principal Accounting and Financial Officer)	April 14, 2011
/s/ Henry A. Crumpton Henry A. Crumpton	Director	April 14, 2011
/s/ Cynthia A. Flanders Cynthia A. Flanders	Director	April 14, 2011
______________ DeSoto S. Jordan	Director	
/s/ William F. Leimkuhler William F. Leimkuhler	Director	April 14, 2011
/s/ Daniel A. Levinson Daniel A. Levinson	Director	April 14, 2011
/s/ W. G. Champion Mitchell W. G. Champion Mitchell	Director	April 14, 2011
/s/ James W. Quinn James W. Quinn	Director	April 14, 2011

ARGAN, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
JANUARY 31, 2011

The following financial statements (including the notes thereto and the Report of the Independent Registered Public Accounting Firm with respect thereto), are filed as part of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Argan, Inc.

We have audited the accompanying consolidated balance sheets of Argan, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of January 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Argan, Inc. and subsidiaries as of January 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Baltimore, Maryland
April 14, 2011

ARGAN, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JANUARY 31,

	2011	2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 83,292,000	$ 66,153,000
Restricted cash	1,243,000	5,002,000
Accounts receivable, net of allowance for doubtful accounts	13,099,000	2,698,000
Costs and estimated earnings in excess of billings	1,443,000	12,931,000
Deferred income tax assets	91,000	598,000
Prepaid expenses and other current assets	520,000	2,064,000
Assets held for sale	6,354,000	5,785,000
TOTAL CURRENT ASSETS	106,042,000	95,231,000
Property and equipment, net of accumulated depreciation	1,478,000	1,540,000
Goodwill	18,476,000	18,476,000
Intangible assets, net of accumulated amortization and impairment losses	2,908,000	3,258,000
Deferred income tax assets	999,000	1,024,000
Other assets	14,000	104,000
Assets held for sale	625,000	640,000
TOTAL ASSETS	$130,542,000	$120,273,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 8,555,000	$ 17,083,000
Accrued expenses	13,035,000	9,609,000
Billings in excess of costs and estimated earnings	9,916,000	1,874,000
Current portion of long-term debt	--	1,833,000
Liabilities related to assets held for sale	1,362,000	1,468,000
TOTAL CURRENT LIABILITIES	32,868,000	31,867,000
Other liabilities	29,000	38,000
TOTAL LIABILITIES	32,897,000	31,905,000
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)		
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $0.10 per share – 500,000 shares authorized; no shares issued and outstanding	--	--
Common stock, par value $0.15 per share – 30,000,000 shares authorized; 13,602,227 and 13,585,727 shares issued at January 31, 2011 and 2010, and 13,598,994 and 13,582,494 shares outstanding at January 31, 2011 and 2010	2,040,000	2,038,000
Warrants outstanding	601,000	613,000
Additional paid-in capital	88,561,000	87,048,000
Retained earnings (deficit)	6,476,000	(1,298,000)
Treasury stock at cost – 3,233 shares at January 31, 2011 and 2010	(33,000)	(33,000)
TOTAL STOCKHOLDERS' EQUITY	97,645,000	88,368,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$130,542,000	$120,273,000

The accompanying notes are an integral part of these financial statements.

ARGAN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JANUARY 31,

	2011	2010
Net revenues		
Power industry services	$174,938,000	$209,814,000
Telecommunications infrastructure services	7,654,000	8,517,000
Net revenues	182,592,000	218,331,000
Cost of revenues		
Power industry services	146,976,000	188,983,000
Telecommunications infrastructure services	6,493,000	6,629,000
Cost of revenues	153,469,000	195,612,000
Gross profit	29,123,000	22,719,000
Selling, general and administrative expenses	12,129,000	11,999,000
	16,994,000	10,720,000
Interest expense	(35,000)	(184,000)
Investment income	85,000	108,000
Equity in the earnings of an unconsolidated subsidiary	--	1,288,000
Gain from bargain purchase	--	877,000
Income from continuing operations before income taxes	17,044,000	12,809,000
Income tax expense	7,037,000	4,508,000
Income from continuing operations	10,007,000	8,301,000
Loss from discontinued operations, net of income tax benefit	2,233,000	1,261,000
Net income	$ 7,774,000	$ 7,040,000
Earnings per share:		
Continuing Operations		
Basic	$ 0.74	$ 0.61
Diluted	$ 0.73	$ 0.60
Discontinued Operations		
Basic	$(0.16)	$(0.09)
Diluted	$(0.16)	$(0.09)
Net Income		
Basic	$ 0.57	$ 0.52
Diluted	$ 0.57	$ 0.51
Weighted average number of shares outstanding:		
Basic	13,593,000	13,525,000
Diluted	13,709,000	13,766,000

The accompanying notes are an integral part of these financial statements.

ARGAN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

	Common Stock				Retained Earnings (Deficit)			
	Outstanding Shares	Par Value	Warrants	Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Income (Deficit)	Treasury Stock	Totals
Balance, February 1, 2009	13,434,451	$2,015,000	$ 738,000	$84,786,000	$(63,000)	$(8,337,000)	$(33,000)	$79,106,000
Net income	--	--	--	--	--	7,040,000	--	7,040,000
Other comprehensive income	--	--	--	--	62,000	--	--	62,000
Total comprehensive income								7,102,000
Exercise of stock options	114,876	17,000	--	457,000	--	--	--	474,000
Exercise of stock warrants	34,000	5,000	(125,000)	383,000	--	--	--	263,000
Stock option vesting	--	--	--	1,040,000	--	--	--	1,040,000
Excess tax benefit on stock option exercises	--	--	--	383,000	--	--	--	383,000
Other	(833)	1,000	--	(1,000)	--	--	--	--
Balance, January 31, 2010	13,582,494	2,038,000	613,000	87,048,000	(1,000)	(1,297,000)	(33,000)	88,368,000
Net income	--	--	--	--	--	7,774,000	--	7,774,000
Exercise of stock options	13,500	2,000	--	93,000	--	--	--	95,000
Exercise of stock warrants	3,000	--	(12,000)	35,000	--	--	--	23,000
Stock option vesting	--	--	--	1,502,000	--	--	--	1,502,000
Reversal of excess tax benefit on forfeited stock options	--	--	--	(117,000)	--	--	--	(117,000)
Balance, January 31, 2011	13,598,994	$2,040,000	$ 601,000	$88,561,000	$ (1,000)	$ 6,477,000	$(33,000)	$97,645,000

The accompanying notes are an integral part of these financial statements.

ARGAN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31,

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 7,774,000	$ 7,040,000
Removal of loss from discontinued operations	2,233,000	1,261,000
Income from continuing operations	10,007,000	8,301,000
Adjustments to reconcile income from continuing operations to net cash provided by (used in) continuing operating activities:		
Non-cash stock option compensation expense	1,502,000	1,040,000
Amortization of purchased intangible assets	350,000	350,000
Depreciation and other amortization	642,000	617,000
Deferred income taxes	410,000	308,000
Equity in the earnings of an unconsolidated subsidiary	--	(1,288,000)
Gain from bargain purchase	--	(877,000)
Changes in operating assets and liabilities:		
Accounts receivable, net	(10,359,000)	8,715,000
Restricted cash	3,759,000	4,998,000
Costs and estimated earnings in excess of billings	11,488,000	(6,606,000)
Prepaid expenses and other assets	1,554,000	(1,128,000)
Accounts payable and accrued expenses	(5,097,000)	(21,725,000)
Billings in excess of costs and estimated earnings	8,042,000	(3,449,000)
Other, net	(64,000)	87,000
Net cash provided by (used in) continuing operating activities	22,234,000	(10,657,000)
Net cash used in discontinued operating activities	(2,897,000)	(2,153,000)
Net cash provided by (used in) operating activities	19,337,000	(12,810,000)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment, net	(487,000)	(190,000)
Net cash provided in connection with the acquisition of GRP	--	5,981,000
Net cash (used in) provided by continuing investing activities	(487,000)	5,791,000
Net cash provided by discontinued investing activities	4,000	70,000
Net cash (used in) provided by investing activities	(483,000)	5,861,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on long-term debt	(1,833,000)	(2,301,000)
Proceeds from the exercise of stock options and warrants	118,000	737,000
Net cash used in continuing financing activities	(1,715,000)	(1,564,000)
Net cash used in discontinued financing activities	--	--
Net cash used in financing activities	(1,715,000)	(1,564,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,139,000	(8,513,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	66,153,000	74,666,000
CASH AND CASH EQUIVALENTS, END OF YEAR	$83,292,000	$66,153,000

The accompanying notes are an integral part of these financial statements.

ARGAN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011 AND 2010

NOTE 1 – DESCRIPTION OF THE BUSINESS

Argan, Inc. ("Argan") conducts continuing operations through its wholly owned subsidiaries, Gemma Power Systems, LLC and affiliates ("GPS"), which provide the substantial portion of consolidated net revenues, and Southern Maryland Cable, Inc. ("SMC"). Argan and these consolidated wholly owned subsidiaries are hereinafter referred to as the "Company." Through GPS, the Company provides a full range of engineering, procurement, construction, commissioning, maintenance and consulting services to the power generation and renewable energy markets for a wide range of customers including public utilities and independent power project owners. Through SMC, the Company provides telecommunications infrastructure services including project management, construction, installation and maintenance to commercial, local government and federal government customers primarily in the mid-Atlantic region. Each of the wholly-owned subsidiaries represents a separate reportable segment. Argan also conducted discontinued operations during the years ended January 31, 2011 and 2010 that are discussed in Note 4 to the accompanying consolidated financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements include the accounts of Argan and its wholly-owned subsidiaries. The Company's fiscal year ends on January 31. The results of companies acquired during a reporting period are included in the consolidated financial statements from the effective date of the acquisition. All significant inter-company balances and transactions have been eliminated in consolidation. The Company accounted for its 50% ownership investment in GRP using the equity method until its purchase in December 2009. Since the acquisition date, the balance sheet and results of operations of GRP have been consolidated. In Note 18, the Company has provided certain financial information relating to the operating results and assets of its industry segments based on the manner in which management disaggregates the Company's financial reporting for purposes of making internal operating decisions.

Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, net revenues, expenses, and certain financial statement disclosures including those contained in Note 12. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates, judgments and assumptions are made. Estimates are used for, but not limited to, the Company's accounting for revenue recognition, allowance for doubtful accounts, long-lived assets, assets with indefinite lives including goodwill, contingent obligations and deferred taxes. Actual results could differ from these estimates.

Codification of US GAAP – On June 30, 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 168") in order to establish the *FASB Accounting Standards Codification* (the "Codification" or "ASC"), which officially launched July 1, 2009, as the sole source of authoritative generally accepted accounting principles in the United States for nongovernmental entities, except for guidance issued by the Securities and Exchange Commission (the "SEC"). SFAS No. 168, which was primarily codified into ASC Topic 105, *Generally Accepted Accounting Standards*, replaced the four-tiered US GAAP hierarchy described in SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, with a two-level hierarchy consisting only of authoritative and non-authoritative guidance. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. The Company adopted SFAS No. 168 for its consolidated financial statements last year. Accordingly, all relevant references to authoritative literature reflect the Codification.

Fair Values – The provisions of ASC 820, *Fair Value Measurements and Disclosures*, apply to all assets and liabilities that are being measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The requirements prescribe a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data other than Level 1 inputs that are observable either directly or indirectly including quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

The carrying value amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable and other current liabilities are reasonable estimates of their fair values due to the short-term nature of these instruments. The fair value of business segments (as needed for purposes of determining indications of impairment to the carrying value of goodwill) is determined using an average of valuations based on market multiples and discounted cash flows, and consideration of our market capitalization. In the year ended January 31, 2010, the acquisition of GRP resulted in the valuation of fixed assets, inventory and other assets on a non-recurring basis as presented in Note 8 to the consolidated financial statements, using primarily Level 2 inputs.

Derivative Financial Instruments – The Company used interest rate swap agreements to hedge the fluctuations in variable interest rates related to long term debt. As the interest rate swap agreements were designated as cash flow hedging instruments and were effective as hedges, changes in their fair value amounts were recorded in accumulated other comprehensive income/loss. Any instrument that would not qualify for hedge accounting would be marked to market with changes recorded in earnings.

Property and Equipment – Property and equipment are stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, which are generally from five to twenty years. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the related asset or the lease term, whichever is shorter. The costs of maintenance and repairs are expensed as incurred and major improvements are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Goodwill and Other Indefinite-Lived Intangible Assets – The Company reviews for impairment, at least annually, the carrying values of goodwill and other purchased intangible assets deemed to have an indefinite life. The Company tests for impairment of goodwill and these other intangible assets more frequently if events or changes in circumstances indicate that an asset value might be impaired. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of the reporting unit with its carrying amount, including goodwill. The estimate of fair value of the reporting unit, generally a company's operating segment, is determined using various valuation techniques, with the principal techniques being a discounted cash flow analysis and market multiple valuation. A discounted cash flow analysis requires making various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. After taking into consideration industry and company trends, if the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. Accordingly, the fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Long-Lived Assets – Long-lived assets, consisting primarily of property and equipment and purchased intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that a carrying amount should be assessed. The Company compares the carrying value of the long-lived asset to the undiscounted future cash flows expected to result from the use of the asset. In the event the Company determines that the carrying value of the asset is not recoverable, a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the asset. Fair value is generally determined by using quoted market prices or valuation techniques such as the present value of expected future cash flows, appraisals, or other pricing models as appropriate. The useful lives and amortization of purchased intangible assets are described in Note 9.

Revenue Recognition, Power Industry Services – Net revenues are recognized under various construction agreements, including agreements for which net revenues are based on either a fixed price or cost-plus-fee basis, with typical durations of one to three years. Net revenues from cost-plus-fee construction agreements are recognized on the basis of costs incurred during the period plus the fee earned, measured using the cost-to-cost method. Net revenues from fixed price construction agreements, including a portion of estimated profit, are recognized as services are provided, based on costs incurred and estimated total contract costs using the percentage of completion method. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Unapproved change orders, which approximated $287,000 at January 31, 2011, are reflected in net revenues when it is probable that the applicable costs will be recovered through a change in the contract price. In circumstances where recovery is considered probable but the net revenues cannot be reliably estimated, costs attributable to change orders are deferred pending determination of contract price. Construction agreements may contain incentive fees that provide for increasing the Company's total fee on a particular contract based on the actual amount of costs incurred in relation to an agreed upon target cost. The Company includes such fees in the determination of total estimated net revenues when management believes that it is probable that such fees have been earned, which is typically near the end of the contract performance period.

Revenue Recognition, Telecommunications Infrastructure Services – This business segment generates net revenues under various arrangements, including contracts for which net revenues are based on either a fixed price or a time and materials basis. Net revenues from time and materials contracts are recognized when the related services are provided to the customer. Net revenues from fixed price contracts, including portions of estimated profit, are recognized as services are provided, based on costs incurred and estimated amounts of total contract costs using the percentage of completion method. Many of the contracts include multiple deliverables. Because these projects are fully integrated undertakings, the Company cannot separate the services provided into individual components. Losses on contracts, if any, are recognized in the periods in which they become known.

Income Taxes – Deferred tax assets and liabilities are recognized using enacted tax rates for the effects of temporary differences between the book and tax bases of recorded assets and liabilities. If management believes that it is more likely than not that some portion or all of a deferred tax asset will not be realized, the carrying value will be reduced by a valuation allowance. The Company adopted the accounting and disclosure guidance for uncertainty in income taxes. There has not been any material effect on the consolidated financial statements as the result of adopting these requirements.

Stock-Based Compensation – The Company measures and recognizes compensation expense for all share-based payment awards made to employees and directors based upon fair value at the date of award using a fair value based option pricing model. The compensation expense is recognized over the requisite service period.

Comprehensive Income (Loss) – Unrealized gains and losses on the Company's interest rate swap agreements, which were deemed to be effective cash flow hedges, were included in comprehensive income (loss) and excluded from the determination of net income.

NOTE 3 – ADOPTED AND OTHER RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Adopted During the Year Ended January 31, 2011

1) In January 2010, the FASB issued Accounting Standards Update No. 2010-06, *Fair Value Measurements and Disclosures*, which provides amendments to ASC 820-10 (*Fair Value Measurements and Disclosures – Overall Subtopic*) of the Codification (the "Fair Value Update"). The Fair Value Update requires improved disclosures about fair value measurements. Separate disclosures are required of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with description of the reasons for the transfers. Disclosure of activity in Level 3 fair value measurements is required to be made on a gross basis rather than as one net number. The Fair Value Update also requires: (1) fair value measurement disclosures for each class of assets and liabilities, and (2) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements, which are required for fair value measurements that fall into either Level 2 or Level 3.

   The new disclosures and clarifications of existing disclosures required by the Fair Value Update became effective for the Company's interim and annual reporting periods beginning February 1, 2010, except for the Level 3 activity disclosures. Because these are enhanced disclosure requirements, there has been no impact on the Company's results of operations or financial position. In addition, the enhanced requirements have not materially affected the Company's financial disclosures. The Company does not expect the Level 3 activity disclosures, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years, to have a material effect on its consolidated financial statements.

2) In July 2010, the FASB issued Accounting Standards Update No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, which requires enhanced disclosures about credit risk exposure in financial statements issued by public entities on or after December 15, 2010 ("the "Credit Risk Update"). The Company's accounts receivable substantially consist of trade receivables with short payment terms which are specifically excluded from the definition of financing receivables. Accordingly, the disclosure requirements of the Credit Risk Update did not affect the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements That Have Not Been Adopted

1) Accounting Standards Update No. 2010-28, *When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*, which was issued by the FASB in December 2010, requires the consideration of other factors in the determination of whether an impairment of goodwill has occurred in these situations. This pronouncement will become effective for the Company for its fiscal quarter and fiscal year reporting periods beginning February 1, 2011. It is not expected to affect the Company's consolidated financial statements.

2) In December 2010, the FASB also issued Accounting Standards Update No. 2010-29, *Disclosure of Supplementary Pro Forma Information for Business Combination*, which addresses the diversity in the application of prior guidance by requiring the presentation of pro forma disclosures as if a business combination occurred at the beginning of the prior annual period. In addition, a narrative description of the nature and amount of any material nonrecurring pro forma adjustments must be disclosed. The new guidance will be effective for the periods commencing February 1, 2011 for business combinations that would be completed by the Company subsequent to January 31, 2011. It is not expected to affect the Company's consolidated financial statements.

NOTE 4 – ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

On March 11, 2011, Vitarich Laboratories, Inc. ("VLI"), a wholly-owned subsidiary representing the Company's nutritional products business segment, completed the sale of substantially all of its assets (the "Asset Sale") to an unaffiliated company. The Asset Sale was consummated for an aggregate cash purchase price of up to $3,100,000 and the assumption by the purchaser of certain trade payables and accrued expenses of VLI. The purchaser also assumed the remaining minimum lease obligations related to VLI's office, warehouse and manufacturing facilities which totaled approximately $446,000 as of January 31, 2011. Of the cash purchase price, $800,000 was paid at closing and the remaining $2,300,000 was placed into escrow. VLI will be paid from the escrow amount (i) the cost of all pre-closing inventory sold, used or consumed within nine months of the closing, and (ii) the amounts of all pre-closing accounts receivable of VLI that are collected by September 30, 2011. After September 30, 2011, all uncollected accounts receivable will be returned to VLI at no cost. At the end of nine months of the closing, all money still held in the escrow account will be returned to the purchaser. Including additional loss from operations, the Company expects the disposition to result in income (loss) from discontinued operations in the approximate range of $700,000 loss to $300,000 income for the fiscal year ending January 31, 2012.

The financial results of this business have been presented as discontinued operations in the accompanying consolidated financial statements. The net revenues of the discontinued operations for the years ended January 31, 2011 and 2010 were approximately $10.6 million and $14.0 million, respectively. The losses incurred by the discontinued operations for the years ended January 31, 2011 and 2010, before the amounts of related income tax benefit, were approximately $3.6 million and $2.1 million, respectively.

Assets and liabilities of the discontinued operations classified as held for sale as of January 31, 2011 and 2010 included the following amounts:

	2011	2010
Accounts receivable, net	$1,197,000	$2,281,000
Inventories, net	1,086,000	1,889,000
Refundable income taxes	3,044,000	521,000
Deferred tax and other assets	1,027,000	1,094,000
Total current assets	6,354,000	5,785,000
Property, machinery and equipment	--	--
Deferred tax and other assets	625,000	640,000
Total noncurrent assets	625,000	640,000
Total assets held for sale	$6,979,000	$6,425,000
Accounts payable	$ 906,000	$ 823,000
Accrued expenses	456,000	645,000
Total current liabilities	1,362,000	1,468,000
Total noncurrent liabilities	--	--
Total liabilities related to assets held for sale	$1,362,000	$1,468,000

NOTE 5 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The Company holds cash on deposit in excess of federally insured limits and liquid mutual fund investments at Bank of America (the "Bank"). Management does not believe that the risks associated with keeping deposits in excess of federal deposit limits or holding investments in liquid mutual funds represent material risks. The Company considers all liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Pursuant to the requirements of an amended and restated engineering, procurement and construction contract executed during the current year, GPS established a separate bank account which is used to pay the costs defined as "reimbursable costs" that are incurred on the related project and to receive cost reimbursement payments from the project owner. The amount of cash restricted for such purposes was approximately $1.2 million at January 31, 2011.

For certain construction projects, cash may be held in escrow as a substitute for retainage. However, no amount of cash related to construction projects was held in escrow as of January 31, 2011 or 2010. Pursuant to the agreement covering the acquisition of GPS, the Company deposited $10.0 million into an escrow account with the Bank in December 2006 which secured a letter of credit that was issued in support of a bonding commitment. In August 2009, the letter of credit was amended with the amount required by the surety reduced to $5.0 million. In June 2010, the letter of credit was terminated as the surety eliminated the requirement. Accordingly, $5.0 million was released from the escrow account during each of the corresponding fiscal years.

NOTE 6 – ACCOUNTS RECEIVABLE; COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

Both accounts receivable and costs and estimated earnings in excess of billings represent amounts due from customers for services rendered or products delivered. The timing of billings to customers under construction-type contracts varies based on individual contracts and often differs from the periods in which net revenues are recognized. The amount of costs and estimated earnings in excess of billings at January 31, 2011 was approximately $1.4 million; this amount is expected to be billed and collected in the normal course of business. The comparable amount of costs and estimated earnings in excess of billings at January 31, 2010 was $12.9 million, all of which was billed and collected during the current year. Retainage amounts included in accounts receivable represent amounts withheld by construction customers until a defined phase of a contract or project has been completed and accepted by the customer. The retainage amounts included in accounts receivable at January 31, 2011 and 2010 were $3,852,000 and $260,000, respectively. The length of retainage periods may vary, but they are typically between six months and two years.

The Company conducts business and may extend credit to customers based on an evaluation of the customers' financial condition, generally without requiring collateral. Exposure to losses on accounts receivable is expected to differ by customer due to the varying financial condition of each customer. The Company monitors its exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances based on historical experience with uncollected accounts and a review of its currently outstanding accounts receivable. The amounts of the allowance for doubtful accounts as of January 31, 2011 and 2010 were $5.5 million and $5.6 million, respectively. Last year, a substantial portion of the accounts receivable from the owner of a partially completed construction project was written down against the allowance, without any effect on the statement of operations for the prior year. The remaining amount of the account balance, $5.5 million, is fully reserved and represents the amount of the net proceeds remaining from a public auction of the facility. The amount of the Company's share of the auction proceeds, if any, is not known at this time. In addition, last year SMC established an allowance in the amount of $45,000 related to a disputed item; in the current year, the amount was reversed in connection with the resolution of the matter.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at January 31, 2011 and 2010:

	2011	2010
Leasehold improvements	$ 208,000	$ 208,000
Machinery and equipment	2,511,000	2,125,000
Trucks and other vehicles	1,738,000	1,769,000
	4,457,000	4,102,000
Less accumulated depreciation	(2,979,000)	(2,562,000)
Property and equipment, net	$ 1,478,000	$ 1,540,000

Depreciation expense related to continuing operations for property and equipment, including assets under capital leases, was approximately $561,000 and $479,000 for the fiscal years ended January 31, 2011 and 2010, respectively. The costs of maintenance and repairs related to continuing operations were $408,000 and $294,000 for the years ended January 31, 2011 and 2010, respectively.

NOTE 8 – ACQUISITION OF GEMMA RENEWABLE POWER, LLC

In June 2008, GPS entered into a business partnership with a firm that develops and operates wind-energy farms for the purpose of designing and constructing such power-generation facilities. The business partners each owned 50% of the company, GRP.

On December 17, 2009, the Company acquired the other 50% ownership interest in GRP. The acquisition was completed pursuant to the terms and conditions of a purchase and sale agreement (the "Purchase Agreement"), and GRP became a wholly-owned subsidiary of GPS. The purchase price was $3,183,000, a portion of which in the amount of $1,583,000 was paid in January 2010 upon the award to GRP by the developer of an initial construction project. The remaining portion of the purchase price was included in accrued liabilities at January 31, 2011 and 2010.

This amount is to become due upon the satisfaction of certain conditions related to the award to GRP of a second wind farm construction project as set forth in the Purchase Agreement. During the fourth quarter of the current year, GRP signed a contract for the design and construction of a 200 megawatt wind energy project in Henry County, Illinois, including the installation of up to one hundred thirty-four (134) wind turbines with a planned completion date in the first quarter of 2012. As a result and pursuant to the terms of the Purchase Agreement, the Company expects that this award will lead to the payment of the remaining portion of the purchase price.

The Membership Acquisition resulted in a bargain purchase for the net assets of GRP primarily due to the adjustment of certain acquired assets and liabilities to fair values. The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date. The Company's allocation was based on an evaluation by management of the appropriate fair values. The transaction costs were not significant. The allocation was completed as follows:

Cash	$ 7,563,000
Construction equipment	608,000
Other assets	329,000
Total assets acquired	8,500,000
Due to seller	(3,183,000)
Accounts payable and accrued expenses	(667,000)
Billings in excess of costs and estimated earnings	(220,000)
Deferred taxes	(159,000)
Total liabilities assumed	(4,229,000)
Net assets acquired	4,271,000
Less – Investment in GRP	(3,394,000)
Gain on Bargain Purchase	$ 877,000

The amounts of net revenues, gross profit and income from continuing operations for GRP that were included in the Company's statement of operations for the year ended January 31, 2010 were $2,026,000, $304,000 and $156,000, respectively.

The following unaudited consolidated pro forma information for continuing operations assumes that the acquisition had occurred on February 1, 2009. The unaudited consolidated pro forma information, as presented below, is not indicative of the results that would have been obtained had the transaction occurred on February 1, 2009, nor is it indicative of the Company's future results.

		Year Ended January 31, 2010
Pro forma consolidated net revenues	$	249,826,000
Pro forma consolidated net income	$	9,113,000
Pro forma net income per share:		
Basic	$	0.67
Diluted	$	0.66

Prior to the Membership Acquisition and under an agreement with GRP, GPS incurred certain costs on behalf of GRP. In addition, GPS provided administrative and accounting services for GRP. The total amount of such reimbursable costs incurred by GPS in the fiscal year ended January 31, 2010 was approximately $1,059,000.

NOTE 9 – PURCHASED INTANGIBLE ASSETS

In connection with the acquisitions of GPS and SMC, the Company recorded substantial amounts of goodwill and other purchased intangible assets including contractual and other customer relationships, non-compete agreements and trade names. The amount of goodwill included in the balance sheets at January 31, 2011 and 2010 relates entirely to the acquisition of GPS. For income tax reporting purposes, goodwill allocated to GPS in the approximate amount of $12.3 million is being amortized on a straight-line basis over periods of 15 years. The remaining amount of the Company's goodwill is not amortizable for income tax reporting purposes.

The Company's other purchased intangible assets consisted of the following assets at January 31, 2011 and 2010:

Trade Names - The Company determined the fair values of the GPS and SMC Trade Names using a relief-from-royalty methodology. The Company also considered recognition by potential customers of a trade name such as GPS. The Company believes that the useful life of the GPS Trade Name is fifteen years, the period over which the Trade Name is expected to contribute to future cash flows. Management concluded that the useful life of the SMC Trade Name was indefinite since it is expected to contribute directly to future cash flows in perpetuity. While SMC is not a nationally recognized trade name, it is a recognized name in the mid-Atlantic region, SMC's primary area of operations. The Company uses the relief-from-royalty method described above to test the SMC Trade Name for impairment annually on November 1 and on an interim basis if events or changes in circumstances between annual tests indicate that the SMC Trade Name might be impaired. An impairment loss of $43,000 was recorded by SMC related to its trade name and was included in selling, general and administrative expenses for the year ended January 31, 2010.

Non-Compete Agreements - The fair value amounts of three non-compete agreements with the former owners of acquired businesses were determined at the time of the acquisitions by discounting the estimated reductions in the cash flows that would be expected if the key employees were to leave the Company. These key employees signed non-compete agreements prohibiting them from competing directly or indirectly for five years. The estimated reduced cash flows were discounted based on a rate that reflected the perceived risk of the applicable non-compete agreement, the estimated weighted average cost of capital and the asset mix of the acquired company. The Company is amortizing fair value amounts ascribed to the non-compete agreements over five years, the contractual length of each non-compete agreement.

The changes in the carrying amounts of other purchased intangible assets for the years ended January 31, 2010 and 2011 were as follows.

Description	Useful Lives	February 1, 2009	Additions	Impairment Charges	Amortization	January 31, 2010
Non-compete - GPS	5 years	$ 305,000	$ --	$ --	$(107,000)	$ 198,000
Trade name - GPS	15 years	3,122,000	--	--	(243,000)	2,879,000
Trade name - SMC	Indefinite	224,000	--	(43,000)	--	181,000
Totals		$3,651,000	$ --	$(43,000)	$(350,000)	$3,258,000

Description	Useful Lives	January 31, 2010	Additions	Impairment Charges	Amortization	January 31, 2011
Non-compete - GPS	5 years	$ 198,000	$ --	$ --	$(107,000)	$ 91,000
Trade name - GPS	15 years	2,879,000	--	--	(243,000)	2,636,000
Trade name - SMC	Indefinite	181,000	--	--	--	181,000
Totals		$3,258,000	$ --	$ --	$(350,000)	$2,908,000

As of January 31, 2011, the amounts of accumulated amortization associated with the non-compete agreements and the trade name of GPS were $1,640,000 and $1,007,000, respectively.

The estimated amounts of amortization expense related to the purchased intangible assets (excluding the SMC trade name and goodwill) for the next five fiscal years are presented below:

2012	$ 334,000
2013	243,000
2014	243,000
2015	243,000
2016	243,000
Thereafter	1,421,000
Total	$2,727,000

NOTE 10 – DEBT

The Company has financing arrangements with Bank of America (the "Bank"). The financing arrangements, as amended, provide a revolving loan with a maximum borrowing amount of $4.25 million that is available until May 31, 2011, with interest at LIBOR plus 2.25%. We may obtain standby letters of credit from the Bank in the ordinary course of business not to exceed $10.0 million for surety bonding. The amended financing arrangements also covered term loans in the amounts of $8.0 million and $1.5 million, with interest at LIBOR plus 3.25%, that were repaid during the years ended January 31, 2011 and 2010, respectively. We used the funds borrowed from the Bank for the acquisition of GPS and for the retirement of certain debt assumed in connection with the acquisition of VLI, respectively.

The Company had interest rate swap agreements with a total initial notional amount of $5,125,000 that expired last fiscal year. Under the swap agreements, the Company agreed to exchange each month the difference between fixed and floating LIBOR interest rate amounts calculated by reference to the current notional principal balance. Until the expiration date, the Company carried an accrued liability amount in order to recognize the fair value of the interest rate swap agreements.

Interest expense amounts related to the term loans and the corresponding interest rate swap agreements discussed above were $35,000 and $184,000 for the years ended January 31, 2011 and 2010, respectively.

The Bank requires that the Company comply with certain financial covenants at its fiscal year-end and at each of its fiscal quarter-ends (using a rolling 12-month period) including covenants that (1) the ratio of total funded debt to EBITDA not exceed 2 to 1, (2) the fixed charge coverage ratio be not less than 1.25 to 1, and (3) the ratio of senior funded debt to EBITDA not exceed 1.50 to 1. The Bank's consent is required for acquisitions and divestitures. We have pledged the majority of the Company's assets to secure the financing arrangements. The amended financing arrangements contain an acceleration clause which allows the Bank to declare outstanding borrowed amounts due and payable if it determines in good faith that a material adverse change has occurred in the financial condition of the Company or any of its subsidiaries. We believe that the Company will continue to comply with its financial covenants under the financing arrangements. If the Company's performance does not result in compliance with any of its financial covenants, or if the Bank seeks to exercise its rights under the acceleration clause referred to above, we would seek to modify the financing arrangements. However, there can be no assurance that the Bank would not exercise its rights and remedies under the financing arrangements including accelerating the payment of any outstanding senior debt. At January 31, 2011, the Company was in compliance with the financial covenants of its amended financing arrangements.

NOTE 11 – COMMITMENTS

The Company leases office space and other facilities under non-cancelable operating leases expiring on various dates through February 2014. Certain leases contain renewal options. As it is management's intention to continue to occupy the headquarters facility of SMC, the future minimum lease payment amounts presented below include the payment amounts associated with five remaining two-year option terms. None of the Company's leases include significant amounts for incentives, rent holidays, penalties, or price escalations. Under certain lease agreements, the Company is obligated to pay property taxes, insurance, and maintenance costs.

Total rent expense amounts related to continuing operations for operating leases and other rental agreements were $6.0 million and $5.9 million for the years ended January 31, 2011 and 2010, respectively.

The following is a schedule of future minimum lease payments for operating leases of continuing operations that had initial or remaining non-cancelable lease terms in excess of one year as of January 31, 2011:

2012	$ 401,000
2013	304,000
2014	171,000
2015	91,000
2016	86,000
Thereafter	340,000
Total	$1,393,000

NOTE 12 – LEGAL CONTINGENCIES

In the normal course of business, the Company has pending claims and legal proceedings. It is the opinion of the Company's management, based on information available at this time, that none of the current claims and proceedings may have a material effect on the Company's consolidated financial statements other than the matters discussed below. The material amounts of any legal fees expected to be incurred in connection with these matters are accrued when such amounts are estimable.

Delta-T Matters

GPS was the contractor for engineering, procurement and construction services related to an anhydrous ethanol plant in Carleton, Nebraska (the "Project"). The Project owner was ALTRA Nebraska, LLC ("Altra"). In November 2007, GPS and Altra agreed to a suspension of the Project while Altra sought to obtain financing to complete the Project. By March 2008, financing had not been arranged which terminated the construction contract prior to completion of the Project. In March 2008, GPS filed a mechanic's lien against the Project in the approximate amount of $23.8 million, which amount included all sums owed to the subcontractors/suppliers of GPS and their subcontractors/suppliers. In August 2009, Altra filed for bankruptcy protection. Proceedings resulted in a court-ordered liquidation of Altra's assets. The incomplete plant was sold at auction in October 2009. Remaining net proceeds of approximately $5.5 million are being held by the bankruptcy court and have not been distributed to Altra's creditors.

Delta-T Corporation ("Delta-T") was a major subcontractor to GPS on the Project. In January 2009, GPS and Delta-T executed a Project Close-Out Agreement (the "Close-Out") which settled all contract claims between the parties and included a settlement payment in the amount of $3.5 million that GPS made to Delta-T. In the Close-Out, Delta-T also agreed to prosecute any lien claims against Altra, to assign to GPS the first $3.5 million of any resulting proceeds and to indemnify and defend any claims against GPS related to the Project. In addition, GPS received a guarantee from Delta-T's parent company in support of the indemnification commitment.

In April 2009, one of the subcontractors to Delta-T received an arbitration award in its favor against Delta-T in the amount of approximately $6.8 million, including approximately $662,000 in interest and $2.3 million identified in the award as amounts applied to other projects (the "Judgment Award"). In April 2009, the subcontractor also filed suit in the District Court of Thayer County, Nebraska, in order to recover its claimed amount of $3.6 million unpaid by Delta-T on the Altra project from a payment bond issued to Altra on behalf of GPS. In December 2009, the Judgment Award was confirmed in federal district court in Florida. In February 2010, the subcontractor amended the amount of its complaint filed in the Nebraska court against the payment bond to $6.8 million, plus interest, to match the amount of the Judgment Award. Delta-T has not paid or satisfied any portion of the award. Management understands that Delta-T has abandoned its defense of the surety company.

The Company intends to vigorously pursue its lien claim against the Altra project as well as to defend this matter for the surety company, to investigate the inclusion of the $2.3 million applied to other projects in the Judgment Award, to demand that Delta-T satisfy its obligations under the Close Out, and/or to enforce the guarantee provided to GPS by Delta-T's parent company. Due to the early stages of these legal proceedings, assurance cannot be provided by the Company that it will be successful in these efforts. It is reasonably possible that resolution of the matters discussed above could result in a loss with a material negative effect on the Company's consolidated operating results in a future reporting period. However, at this time, management cannot make an estimate of the amount or range of loss, if any, related to these matters. No provision for loss has been recorded in the consolidated financial statements as of January 31, 2011 related to these matters. If new facts become known in the future indicating that it is probable that a loss has been incurred by GPS and the amount of loss can be reasonably estimated by GPS, the impact of the change will be reflected in the consolidated financial statements at that time.

Tampa Bay Nutraceutical Company

On or about September 19, 2007, Tampa Bay Nutraceutical Company, Inc. ("Tampa Bay") filed a civil action in the Circuit Court of Florida for Collier County against VLI. The current causes of action relate to an order for product issued by Tampa Bay to VLI in June 2007 and sound in (1) breach of contract; (2) promissory estoppel; (3) fraudulent misrepresentation; (4) negligent misrepresentation; (5) breach of express warranty; (6) breach of implied warranty of merchantability; (7) breach of implied warranty of fitness for a particular purpose; and (8) non-conforming goods. Tampa Bay alleges compensatory damages in excess of $42 million. Depositions are ongoing.

The Company is vigorously defending this litigation. Although the Company believes it has meritorious defenses, it is impracticable to assess the likelihood of an unfavorable outcome of a trial or to estimate a likely range of potential damages, if any, at this stage of the litigation. The ultimate resolution of the litigation with Tampa Bay could result in a material adverse effect on the results of operations of the Company for a future reporting period.

Beveragette Ventures LLC

In response to VLI's lawsuit filed against Beveragette Ventures LLC ("Beveragette"), representing a claim for unpaid invoices, Beveragette, a former customer, filed a counterclaim in the United States District Court for the Middle District of Florida, Fort Myers Division, against VLI on or about September 23, 2010. The causes of action related to orders for product issued by Beveragette to VLI in 2009 and were based on a series of allegations including breach of contract by VLI. Beveragette claimed that it suffered damages in excess of $4 million as a result of lost sales due to the supply by VLI of non-conforming product and also sought punitive damages. In December 2010, the parties settled this matter, with VLI making a settlement payment in the amount of $65,000, and provided each other with a full and final release of all claims. As a result, each lawsuit has been dismissed with prejudice.

NOTE 13 – STOCK-BASED COMPENSATION

The Company has a stock option plan that was established in August 2001 (the "Option Plan"). Under the Option Plan, the Company's Board of Directors may grant stock options to officers, directors and key employees. Stock options that are granted may be Incentive Stock Options ("ISOs") or nonqualified stock options" (NSOs"). ISOs granted under the Option Plan shall have an exercise price per share at least equal to the common stock's fair market value per share at the date of grant, a ten-year term, and typically become fully exercisable one year from the date of grant. NSOs may be granted at an exercise price per share that differs from the common stock's fair market value per share at the date of grant, may have up to a ten-year term, and become exercisable as determined by the Board.

At January 31, 2011, there were 1,047,000 shares of the Company's common stock reserved for issuance upon the exercise of stock options and warrants.

A summary of stock option activity under the Option Plan for the two years ended January 31, 2011 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (years)	Weighted Average Fair Value
Outstanding, February 1, 2009	512,000	$ 8.31	6.48	$4.34
Granted	123,000	$12.77		
Exercised	(115,000)	$ 4.12		
Forfeited or expired	(23,000)	$11.00		
Outstanding, January 31, 2010	497,000	$10.27	6.47	$5.45
Granted	237,000	$13.46		
Exercised	(13,000)	$ 7.00		
Forfeited or expired	(45,000)	$12.64		
Outstanding, January 31, 2011	676,000	$11.29	5.78	$5.79
Exercisable, January 31, 2011	439,000	$10.12	5.90	$5.51

A summary of the change in the number of shares of common stock subject to non-vested options to purchase such shares for the two years ended January 31, 2011 is presented below:

	Shares	Weighted Average Fair Value
Non-vested, February 1, 2009	235,000	$5.96
Granted	123,000	$7.21
Vested	(235,000)	$5.83
Non-vested, January 31, 2010	123,000	$7.21
Granted	237,000	$6.31
Vested	(123,000)	$6.96
Non-vested, January 31, 2011	237,000	$6.31

The total intrinsic value amounts for the stock options exercised during the years ended January 31, 2011 and 2010 were $56,000 and $1,186,000, respectively. At January 31, 2011, the aggregate exercise price of outstanding and exercisable stock options exceeded the aggregate market value of the shares of common stock subject to such options by approximately $1,367,000 and $374,000, respectively.

The total fair value amounts for stock options vested during the years ended January 31, 2011 and 2010 were $860,000 and $1,370,000, respectively. Compensation expense amounts recorded in the years ended January 31, 2011 and 2010 were $1,502,000 and $1,040,000, respectively. At January 31, 2011, there was $321,000 in unrecognized compensation cost related to stock options granted under the Option Plan. The end of the period over which the compensation expense for these awards is expected to be recognized is in December 2011.

The Company estimates the weighted average fair value of stock options on the date of award using a Black-Scholes option pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Current guidance provided by the SEC permits the use of a "simplified method" in developing the estimates of the expected terms of "plain-vanilla'' share options under certain circumstances, including situations where a company having historical stock option exercise experience that is insufficient to provide a reasonable basis upon which to estimate expected terms. The Company utilizes the simplified method to estimate the expected terms of its stock option awards.

The fair value amounts per share of options to purchase shares of the Company's common stock awarded during the fiscal years ended January 31, 2011 and 2010 were determined at the dates of grant using the following weighted-average assumptions:

	2011	2010
Risk-free interest rate	3.41%	3.19%
Expected volatility	62.03%	62.74%
Expected life	3.65 years	5.28 years
Dividend yield	--%	--%

The Company also has outstanding warrants to purchase 163,000 shares of the Company's common stock as of January 31, 2011, exercisable at a per share price of $7.75, that were issued in connection with the Company's private placement of common stock in April 2003 to three individuals who became the executive officers of the Company upon completion of the offering and also to an investment advisory firm. A director of the Company is the chief executive officer of the investment advisory firm and related party, MSR Advisors, Inc. The fair value of the issued warrants of $849,000 was recognized as offering costs. All warrants are exercisable and expire in December 2012.

The Company also has 401(k) Savings Plans pursuant to which the Company makes discretionary contributions for the eligible and participating employees. The Company's expense for these defined contribution plans totaled approximately $42,000 and $37,000 for continuing operations for the years ended January 31, 2011 and 2010, respectively.

NOTE 14 – INCOME TAXES

The components of the Company's income tax expense related to continuing operations for the years ended January 31, 2011 and 2010 are presented below:

	2011	2010
Current:		
Federal	$5,264,000	$3,426,000
State	1,363,000	774,000
	6,627,000	4,200,000
Deferred:		
Federal	365,000	240,000
State	45,000	68,000
	410,000	308,000
Income tax expense	$7,037,000	$4,508,000

The actual income tax expense amounts for the years ended January 31, 2011 and 2010 differed from the "expected" tax amounts computed by applying the U.S. Federal corporate income tax rate of 34% to income from continuing operations before income taxes as presented below:

	2011	2010
Computed "expected" income tax	$5,795,000	$4,355,000
Increase (decrease) resulting from:		
State income taxes, net	944,000	579,000
Permanent differences	(40,000)	(455,000)
True-up adjustments	338,000	29,000
Income tax expense	$7,037,000	$4,508,000

The favorable net tax effect of permanent items for the year ended January 31, 2010 reflects primarily the estimated domestic manufacturing deduction. The favorable income tax effect of this deduction for the current year was offset by compensation expense amounts not deductible for income tax reporting purposes. During the year ended January 31, 2011, the Company also recorded unfavorable return-to-provision true-up adjustments that related to income tax returns for various prior year periods.

As of January 31, 2011, accrued expenses included income tax amounts payable related to continuing operations of approximately $4.4 million. As of January 31, 2010, other current assets included refundable income taxes related to continuing operations of approximately $1.5 million.

The Company's consolidated balance sheets as of January 31, 2011 and 2010 included net deferred tax assets related to continuing operations in the amounts of $1.1 million and $1.6 million, respectively, resulting from future deductible temporary differences. The Company's ability to realize its deferred tax assets depends primarily upon the generation of sufficient future taxable income to allow for the utilization of the Company's deductible temporary differences and tax planning strategies. If such estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against some or all of the deferred tax assets resulting in additional income tax expense in the consolidated statement of operations. At this time, based substantially on the strong earnings performance of the Company's power industry services business segment, management believes that it is more likely than not that the Company will realize benefit for its deferred tax assets.

The tax effects of temporary differences that gave rise to deferred tax assets and liabilities as of January 31, 2011 and 2010 are presented below:

	2011	2010
Assets:		
Purchased intangibles	$ 1,698,000	$ 1,862,000
Accrued incentive compensation	78,000	363,000
Stock options	1,359,000	938,000
Other	124,000	325,000
	3,259,000	3,488,000
Liabilities:		
Property and equipment	(413,000)	(425,000)
Purchased intangibles	(1,661,000)	(1,403,000)
Other	(95,000)	(38,000)
	(2,169,000)	(1,866,000)
Net deferred tax assets	$ 1,090,000	$ 1,622,000

The Company is subject to income taxes in the United States and in various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by tax authorities for its fiscal years ended on or before January 31, 2007. The Company incurred tax penalties in the total amount of approximately $25,000 that are included in selling, general and administrative expenses for the year ended January 31, 2011; there were no tax penalties for the prior year. Tax interest, if material, would be included in income tax expense.

NOTE 15 – NET INCOME (LOSS) PER SHARE

Basic income (loss) per share amounts for the years ended January 31, 2011 and 2010 were computed by dividing net income (loss) by the weighted average number of shares of common stock that were outstanding during the applicable year.

Diluted income per share amounts for the years ended January 31, 2011 and 2010 were computed by dividing the net income amounts by the weighted average number of outstanding common shares for the applicable year plus 116,000 shares and 241,000 shares representing the total dilutive effects of outstanding stock options and warrants during the years, respectively. The diluted weighted average number of shares outstanding for the years ended January 31, 2011 and 2010 excluded the effects of options to purchase approximately 491,000 and 68,000 shares of common stock, respectively, because such anti-dilutive common stock equivalents had exercise prices that were in excess of the average market price of the Company's common stock during the applicable year.

Diluted loss per share amounts for the years ended January 31, 2011 and 2010 were computed by dividing the net loss amounts by the weighted average number of outstanding common shares for the applicable year. The effects of outstanding options and warrants to purchase shares of common stock were not reflected as the net losses made these common stock equivalents anti-dilutive for the years.

NOTE 16 – MAJOR CUSTOMERS

During the year ended January 31, 2011, the majority of the Company's net revenues from continuing operations related to engineering, procurement and construction services that were provided by GPS to the power industry. Net revenues from power industry services accounted for approximately 96% of consolidated net revenues from continuing operations for the year ended January 31, 2011. The Company's most significant customer relationships included three power industry service customers which accounted for approximately 56%, 22% and 17%, respectively, of consolidated net revenues from continuing operations for the year. SMC, which provides infrastructure services to telecommunications and utility customers as well as to the federal government, accounted for approximately 4% of consolidated net revenues from continuing operations for the year.

Net revenues from power industry services also accounted for approximately 96% of consolidated net revenues from continuing operations for the year.ended January 31, 2010. The Company's most significant customer relationship included one power industry service customer which accounted for approximately 93% of consolidated net revenues from continuing operations for the year ended January 31, 2010. SMC accounted for approximately 4% of consolidated net revenues from continuing operations for the year.

NOTE 17 – SUPPLEMENTAL FINANCIAL INFORMATION

The amounts of cash paid for interest and income taxes for the years ended January 31, 2011 and 2010 are presented below:

	2011	2010
Income taxes	$1,777,000	$8,097,000
Interest	$ 35,000	$ 184,000

Certain sales-type taxes that are assessed by government authorities and collected from customers are included in cost of revenues. Accordingly, these amounts are considered contract costs in the performance of percentage-of-completion calculations and the determination of net revenues. The amounts of such costs were $484,000 and $7.5 million for the fiscal years ended January 31, 2011 and 2010, respectively.

Accrued liabilities as of January 31, 2011 included accrued income taxes, accrued incentive cash compensation and accrued purchase price in the amounts of $4.4 million, $2.8 million and $1.6 million, respectively. As of January 31, 2010, accrued liabilities included comparable amounts for accrued incentive compensation and accrued purchase price of $2.5 million and $1.6 million, respectively. The Company did not have accrued income taxes payable at January 31, 2010.

NOTE 18 – SEGMENT REPORTING

Segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's reportable segments, power industry services and telecommunications infrastructure services, are organized in separate business units with different management teams, customers, technologies and services. The business operations of each segment are conducted primarily by the Company's wholly-owned subsidiaries – GPS and SMC, respectively.

Presented below are summarized operating results and certain financial position data of the Company's reportable continuing business segments for the years ended January 31, 2011 and 2010. The "Other" column includes the Company's corporate and unallocated expenses.

Fiscal Year Ended January 31, 2011

	Power Industry Services	Telecom Infrastructure Services	Other	Consolidated
Net revenues	$174,938,000	$7,654,000	$ --	$182,592,000
Cost of revenues	146,976,000	6,493,000	--	153,469,000
Gross profit	27,962,000	1,161,000	--	29,123,000
Selling, general and administrative expenses	6,434,000	1,537,000	4,158,000	12,129,000
Income (loss) from operations	21,528,000	(376,000)	(4,158,000)	16,994,000
Interest expense	(35,000)	--	--	(35,000)
Investment income	58,000	--	27,000	85,000
Income (loss) from continuing operations before income taxes	$ 21,551,000	$ (376,000)	$(4,131,000)	17,044,000
Income tax expense				(7,037,000)
Income from continuing operations				$ 10,007,000
Amortization of purchased intangible assets	$ 350 ,000	$ --	$ --	$ 350,000
Depreciation and other amortization	$ 287,000	$ 351,000	$ 4,000	$ 642,000
Fixed asset additions	$ 243,000	$ 256,000	$ 2,000	$ 501,000
Goodwill	$ 18,476,000	$ --	$ --	$ 18,476,000
Total assets	$ 92,578,000	$1,603,000	$29,382,000	$123,563,000

Fiscal Year Ended January 31, 2010

	Power Industry Services	Telecom Infrastructure Services	Other	Consolidated
Net revenues	$209,814,000	$8,517,000	$ --	$218,331,000
Cost of revenues	188,983,000	6,629,000	--	195,612,000
Gross profit	20,831,000	1,888,000	--	22,719,000
Selling, general and administrative expenses	6,410,000	1,703,000	3,886,000	11,999,000
Income (loss) from operations	14,421,000	185,000	(3,886,000)	10,720,000
Interest expense	(173,000)	--	(11,000)	(184,000)
Investment income	80,000	--	28,000	108,000
Equity in the earnings of GRP	1,288,000	--	--	1,288,000
Gain from bargain purchase	877,000	--	--	877,000
Income (loss) from continuing operations before income taxes	$ 16,493,000	$ 185,000	$(3,869,000)	12,809,000
Income tax expense				(4,508,000)
Income from continuing operations				$ 8,301,000
Amortization of purchased intangible assets	$ 350,000	$ --	$ --	$ 350,000
Depreciation and other amortization	$ 200,000	$ 411,000	$ 6,000	$ 617,000
Fixed asset additions	$ 21,000	$ 167,000	$ 11,000	$ 199,000
Goodwill	$ 18,476,000	$ --	$ --	$ 18,476,000
Total assets	$ 77,914,000	$2,864,000	$33,070,000	$113,848,000

NOTE 19 – SUBSEQUENT EVENTS

In March 2011, VLI sold substantially all of its assets to an unrelated party. This transaction is discussed in Note 4 to the accompanying consolidated financial statements.

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ABOUT US

ARGAN, INC.

Senior Management

Rainer H. Bosselmann
Chairman of the Board of Directors and
Chief Executive Officer

Arthur F. Trudel
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary

Richard H. Deily
Corporate Controller

Directors

Rainer H. Bosselmann
Henry A. Crumpton
Cynthia A. Flanders
William F. Leimkuhler
Daniel A. Levinson
DeSoto S. Jordan
W.G. Champion Mitchell
James W. Quinn

CORPORATE INFORMATION

Annual Meeting

The Annual Meeting of Argan, Inc. will be held on June 21, 2011 at 11:00 a.m. in the Truman Room of the Hilton Washington, DC / Rockville Hotel and Executive Meeting Center located at 1750 Rockville Pike, Rockville, Maryland 20852

Auditors

Grant Thornton LLP
Baltimore, Maryland

Counsel

Robinson & Cole LLP
Stamford, Connecticut

Bankers

Bank of America
Rockville, Maryland

Transfer Agent

Continental Stock Transfer & Trust Company
New York, New York

CORPORATE HEADQUARTERS

Argan, Inc.

One Church Street, Suite 201
Rockville, Maryland 20850
301-315-0027 / 301-315-0064 (fax)
www.arganinc.com

STOCKHOLDER INFORMATION

Common Stock Market Data

Our Common Stock is listed on the NYSE Amex (formerly known as the American Stock Exchange) under the symbol AGX. The following table sets forth the high and low closing prices for our Common Stock for each of the quarters during the fiscal years ended January 31, 2011, 2010 and 2009.

Fiscal Year Ended January 31, 2011	High Close	Low Close
1st Quarter	$16.10	$10.67
2nd Quarter	$11.39	$8.32
3rd Quarter	$10.18	$7.47
4th Quarter	$10.01	$8.31

Fiscal Year Ended January 31, 2010	High Close	Low Close
1st Quarter	$15.15	$11.37
2nd Quarter	$16.00	$11.65
3rd Quarter	$14.88	$12.11
4th Quarter	$14.70	$12.00

Fiscal Year Ended January 31, 2009	High Close	Low Close
1st Quarter	$14.65	$11.35
2nd Quarter	$18.01	$11.95
3rd Quarter	$17.16	$11.64
4th Quarter	$12.52	$8.50

Copies of the 2011 Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available without charge to Stockholders of record as of April 25, 2011 upon request at the Corporate Headquarters address.

STOCK OPTIONS INFORMATION

January 31, 2011
Unoptioned shares 208,750

January 31, 2010
Unoptioned shares 412,250

During the year ended January 31, 2011, Argan, Inc. did not make any changes to the exercise price of outstanding options.



Argan, Inc.



One Church Street
Suite 201
Rockville, MD 20850
301-315-0027